Exhibit 99.1

Sun Life Financial Inc.

Notice of annual meeting

of common shareholders

May 8, 2013

Management Information Circular

Sun Life Financial

2013

Contents

Letter to shareholders		1

Notice of our 2013 annual meeting		2

Management Information Circular		3

Our 2013 annual meeting		3
•	Voting	4
•	The director nominees	7
•	The auditor	15
•	Advisory vote on executive compensation	16

Corporate governance practices		17
•	Ethical behaviour	17
•	The board of directors	17
•	Communications policy	23
•	Contacting the board	23
•	Shareholder proposals	24
•	Board committees	24

Director compensation		32
•	Compensation discussion and analysis	32
•	Compensation details	36

Executive compensation		37
•	Letter to shareholders	38
•	Compensation decisions for 2012 and 2013	41
•	Comparing shareholder value to executive compensation	43
•	Compensation discussion and analysis	44
•	Compensation details	64

Other information		81

Schedule A – Charter of the Board of Directors		82

Dear Shareholder:

You are invited to attend our annual meeting of common shareholders on Wednesday, May 8, 2013 at 3:30 p.m. (Toronto time). The meeting will be held at the Sun Life Financial Tower, 150 King Street West (at University Avenue), 2nd floor, Toronto, Ontario, Canada and will also be webcast at www.sunlife.com.

The business of the meeting is described in the accompanying Notice of our 2013 annual meeting and Management Information Circular.

We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately, however, management’s presentation will address shareholders and policyholders. A joint question and answer period will then follow.

Your vote is important. If you cannot attend the meeting, please vote by proxy by completing the enclosed form and returning it by 5:00 p.m. (Toronto time) on Monday, May 6, 2013, as described on pages 4 to 6 in the attached circular. If your shares are held in the name of a nominee, see page 5 for information about how to vote your shares.

We look forward to seeing you at the meeting.

James H. Sutcliffe Chairman of the Board	Dean A. Connor President and Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 150 rue King Ouest, 6e étage, Toronto (Ontario) Canada M5H 1J9, en composant le 1-877-786-5433, ou encore en envoyant un courriel à servicesauxactionnaires@sunlife.com.

Notice of our 2013 annual meeting

You are invited to our annual meeting of common shareholders:

When	Wednesday, May 8, 2013

3:30 p.m. (Toronto time)

Where	Sun Life Financial Tower

150 King Street West (northeast corner of King and University)

Second floor

Toronto, Ontario

What the meeting will cover

1.	Receipt of the 2012 consolidated financial statements
2.	Election of the directors
3.	Appointment of the auditor
4.	An advisory vote on executive compensation
5.	Consideration of other business that may properly be brought before the meeting.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time and place.

As of March 18, 2013 (the record date) a total of 600,629,267 votes were eligible to be cast at the meeting.

The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on the record date. It includes important information about what the meeting will cover, who can vote and how to vote.

The board of directors has approved the contents of this circular and has authorized us to send it to you.

Dana J. Easthope

Vice-President, Associate General Counsel & Corporate Secretary

Toronto, Ontario

March 18, 2013

MANAGEMENT INFORMATION CIRCULAR 2013

Management Information Circular

March 18, 2013

In this document, we, us, our, the company and Sun Life Financial mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of Sun Life Financial.

Our 2013 annual meeting

What the meeting will cover:

Financial statements

You will receive the consolidated financial statements for the year ended December 31, 2012, the auditor’s report and the actuary’s report on the policy liabilities reported in the financial statements and have the opportunity to ask questions.

Electing the directors (see page 7)

You will elect 12 directors to serve on our board for a term of one year. Eleven of the director nominees currently serve on our board, while Réal Raymond is being nominated for the first time. All 12 individuals are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own.

David W. Kerr and Mitchell M. Merin are retiring from the board at the conclusion of the meeting.

Appointing the auditor (see page 15)

You will vote on the appointment of Deloitte LLP (Deloitte) as our auditor for 2013. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.

Having a “say on pay” (see page 16)

You will participate in a non-binding advisory vote on executive compensation, giving you an opportunity to express your view on the board’s approach to setting executive compensation as described in the Executive compensation section starting on page 37.

We will file the results of the advisory vote on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com). If a significant number of shareholders oppose the resolution, the board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.

Considering other business

You can vote on other items of business that are properly brought before the meeting. As of the date of this circular, we were not aware of any other items to be brought forward.

MANAGEMENT INFORMATION CIRCULAR 2013

Voting

Who can vote

You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 18, 2013.

As of March 18, 2013, we had 600,629,267 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.

Two persons present in person or by proxy and representing at least 25% of the shares entitled to vote constitute a quorum for the transaction of business at the meeting.

To the best of our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to our common shares.

Common shares cannot be voted if they are beneficially owned by the Government of Canada, any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

How to vote

You have two ways to vote:

—	by proxy
—	by attending the meeting and voting in person.

Voting by proxy

Voting by proxy is the easiest way to vote because you are giving someone else the authority to attend the meeting and vote your shares for you (called your proxyholder). If you specify on your proxy form how you want to vote on a particular matter, then your proxyholder must vote your shares according to your instructions.

The enclosed proxy form names James H. Sutcliffe, Chairman of the Board, or in his absence William D. Anderson, Chairman of the Audit & Conduct Review Committee, or in his absence another director appointed by the board as your proxyholder to vote your shares at the meeting according to your instructions.

If you appoint them as proxyholders but do not specify on the proxy form how you want to vote your shares, your shares will be voted:

—	for electing the director nominees who are listed in the proxy form and management information circular
—	for appointing Deloitte LLP as auditor
—	for the resolution on executive compensation.

You can appoint another person to vote your shares by printing his or her name in the space provided on the proxy form. This person does not need to be a shareholder, but your vote can only be counted if he or she attends the meeting and votes for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit. Your proxyholder can also vote as he or she decides on any other items of business that properly come before the meeting, and on any amendments to the items listed above.

Voting in person

Attending the meeting in person gives you an opportunity to hear directly from management and meet the individuals who have been nominated to serve on our board.

MANAGEMENT INFORMATION CIRCULAR 2013

Registered shareholders

You are a registered shareholder if you have a share certificate in your name.

If you do not want to attend the meeting and vote in person, indicate your voting instructions on the enclosed proxy form, then sign, date and return it using one of the methods below:

—	Mail it in the envelope provided
—	Fax both pages to one of the numbers below:

416-368-2502 (from Toronto or outside Canada and the U.S.)

1-866-781-3111 (toll-free from anywhere in Canada or the U.S.)

—	Scan and email both pages to proxy@canstockta.com.

Our transfer agent, CIBC Mellon Trust Company (CIBC Mellon), c/o its administrative agent Canadian Stock Transfer Company Inc., or one of its co-agents must receive the completed and signed proxy form by 5:00 p.m. (Toronto time) on Monday, May 6, 2013 to have your vote recorded.

If you want to attend the meeting and vote your shares in person, do not complete or return the proxy form. When you arrive at the meeting, register with a representative of CIBC Mellon to receive a ballot.

If the meeting is adjourned, CIBC Mellon must receive your completed proxy form by 5:00 p.m. (Toronto time) two business days before the meeting is reconvened.

Share ownership account participants

If you have a share ownership statement and you do not want to attend the meeting and vote in person, indicate your voting instructions by mail, fax or email in the same manner as described above under Registered shareholders. Alternatively, you may submit your voting instructions by telephone or on the Internet. You will need the 12-digit control number in the top right-hand corner of the form to complete your voting instructions using one of these methods. The transfer agent uses the control number to verify your identity.

Voting by phone (Canada and U.S. only):	Call 1-866-249-5458 from a touchtone telephone and follow the instructions.

Voting on the Internet:	Go to www.proxypush.ca/slf and follow the instructions on screen. Any information on this website, or accessible through it, is for reference and is not part of this circular.

CIBC Mellon must receive your voting instructions by phone or on the Internet by 5:00 p.m. (Toronto time) on Monday, May 6, 2013 for your vote to be recorded.

If you want to attend the meeting and vote your shares in person, do not complete or return the proxy form or vote by telephone or Internet. When you arrive at the meeting, register with a representative of CIBC Mellon to receive a ballot.

If the meeting is adjourned, CIBC Mellon must receive your completed proxy form by 5:00 p.m. (Toronto time) two business days before the meeting is reconvened.

Non-registered shareholders

You are a non-registered shareholder if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account. Carefully follow the instructions on the voting instruction form or proxy form your nominee provided with this circular.

If you want to attend the meeting and vote in person, appoint yourself as proxyholder by printing your name in the space provided on the form. Then follow your nominee’s instructions for returning the form.

MANAGEMENT INFORMATION CIRCULAR 2013

If you change your mind

You can revoke instructions you have already provided on your proxy or voting instruction form by giving us new instructions.

Registered shareholders and share ownership account participants can send a new proxy form in one of three ways:

—	complete and sign a proxy form with a later date than the one you previously sent, and send it to CIBC Mellon as described above
—

send a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to us any time before 5:00 p.m. (Toronto time) on Tuesday, May 7, 2013, or if the meeting is adjourned, the business day before the meeting is reconvened, at: Sun Life Financial, 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9 Attention: Corporate Secretary

—	give your written instructions signed by you, or your attorney as authorized by you in writing, to the Chairman of the meeting before the start of the meeting or before the meeting is reconvened.

Non-registered shareholders can send a new voting instruction form to their nominees. To allow your nominee time to act on your instructions, you should provide them at least seven days before the meeting.

Questions?
You can call CIBC Mellon or one of its agents directly at the following numbers:

Canada and the United States:	1-877-224-1760

United Kingdom, Republic of Ireland,	0845-602-1587 (within the U.K.)
Channel Islands and Isle of Man:	44-20-8639-2064 (outside the U.K.)

Philippines:	632-581-8111 (PLDT – Metro Manila)
632-976-8111 (GLOBE – Metro Manila)
1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	416-682-3865

Processing the votes

CIBC Mellon or its authorized agents count and tabulate the proxies on our behalf. Individual shareholder votes are kept confidential and proxy forms are only shown to management if it is clear that the shareholder wants to communicate directly with management, or when the law requires it.

We will file the voting results on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com).

Solicitation of proxies

Management is soliciting your proxy, and we have retained Kingsdale Shareholder Services Inc. (Kingsdale) to assist us. Proxies will be solicited primarily by mail, but Kingsdale may also contact you by telephone. We pay all solicitation costs, and are paying Kingsdale approximately $57,000 for its services.

MANAGEMENT INFORMATION CIRCULAR 2013

The director nominees

As of the date of this circular, we have 13 directors on our board. Under our by-laws, the board can have eight to 20 directors. At the meeting 12 directors are to be elected for a one-year term. Eleven of the nominees currently serve on our board. Réal Raymond is being nominated for the first time.

David W. Kerr and Mitchell M. Merin are retiring from the board at the conclusion of the meeting.

The Governance, Nomination & Investment Committee has reviewed each of the nominees and confirmed that they have the necessary skills and experience to contribute to the board and keep pace with our developing business operations.

We do not expect that any of them will not be able to serve as director. If for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for other nominees proposed in good faith and according to applicable law.

The board recommends that shareholders vote for electing the director nominees profiled below. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for electing the director nominees profiled below.

Our policy on majority voting

If a director receives more “withheld” than “for” votes in an uncontested election, he or she must offer to resign in writing to the Chairman of the Governance, Nomination & Investment Committee. The board will decide to accept or reject the offer within 90 days of the annual meeting and will disclose its decision in a news release. The director will not participate in these deliberations.

Director nominee profiles

The following profiles provide information about each of the director nominees, including the year they joined our board, their business experience, their committee memberships and attendance at board and committee meetings from January 1, 2012 to the date of this circular, their attendance and level of support received from shareholders at our 2012 annual meeting, and other public company directorships held in the last five years.

The director nominee profiles also include information about the value of their holdings of Sun Life Financial common shares and deferred share units (DSUs). A DSU is equal in value to a common share but cannot be redeemed until a director leaves the board. Common shares and DSUs count towards the achievement of our share ownership guideline for directors, which each director is expected to meet within five years of joining the board. For director nominees who have not achieved the guideline (other than Mr. Raymond who is standing for election for the first time), we determine if they are “on target” by calculating the number of common shares and DSUs they will receive by their achievement due dates based on the form of remuneration they individually elect. For this purpose we assume that the share price and dividend rate remain constant. The amounts shown in the profiles are as of February 28, 2013 and February 29, 2012 when the closing price of our common shares on the TSX was $28.81 and $21.75, respectively. You can find additional information about our director compensation program and share ownership guideline starting on pages 32 and 35, respectively.

MANAGEMENT INFORMATION CIRCULAR 2013

William D. Anderson, FCA

Toronto, ON

Director since 2010

Independent

Age: 63

Areas of expertise:

—    accounting and

     corporate finance

—    corporate governance

—    public and regulatory

     policy

—    strategic management

—    U.K. market

—    designated audit

     committee financial

     expert

Current committees:

—    Audit & Conduct Review

     (Chair)

—    Risk Review

Mr. Anderson was President of BCE Ventures, the strategic investment unit of the global telecommunications company BCE Inc., until he retired in December 2005. He held senior positions including Chief Financial Officer of BCE Inc. and Bell Canada during his 14 years with that company. Mr. Anderson spent 17 years with the public accounting firm KPMG, where he was a partner for nine years. He was appointed a Fellow of the Institute of Chartered Accountants in October 2011 and is also a Fellow of the Institute of Corporate Directors.

Meeting attendance	Public company directorships
Board	13 of 14	93%	Nordion Inc. (formerly MDS Inc.)	2007 – present
Audit	2 of 2	100%	Gildan Activewear Inc.	2006 – present
Audit & Conduct Review	5 of 5	100%	TransAlta Corporation	2003 – present
Risk Review	8 of 8	100%
Special Committee	1 of 1	100%
Annual meeting	yes
2012 votes in favour: 99.5%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
2013	11,850	6,171	18,021	$519,185	On target
2012	8,850	3,577	12,427	$270,287
Change	3,000	2,594	5,594	$248,898

Richard H. Booth, CPA,

CLU, ChFC

Deep River, CT

Director since 2011

Independent

Age: 66

Areas of expertise:

—    accounting and

     corporate finance

—    financial services industry

—    investment management

—    risk management

—    U.S. market

Current committees:

—    Audit & Conduct Review

—    Risk Review

Mr. Booth is Vice Chairman of Guy Carpenter & Company, LLC, a global risk management and reinsurance specialist and a wholly owned subsidiary of Marsh & McLennan Companies, Inc. Mr. Booth was Chairman of HSB Group, Inc., a specialty insurer and reinsurer, from 2000 to 2009 and President and Chief Executive Officer of HSB Group from 2000 to 2007. In 2008 and 2009 he was also Vice Chairman, Transition Planning and Chief Administrative Officer of HSB’s parent company, American International Group, an insurance and financial services company. Mr. Booth has held progressively senior positions in the insurance industry throughout his career. In addition to the public company board listed here, Mr. Booth is a director of WorldBusiness Capital, Inc. and Patient Matters, LLC, both private companies, and an advisor to Century Capital LLC. He is a member of the Economic Club of New York and the National Association of Corporate Directors – Connecticut Chapter. He is a certified public accountant, a chartered life underwriter, a chartered financial consultant and a former member of the Financial Accounting Standards Advisory Council and its Steering Committee.
Meeting attendance	Public company directorships
Board	14 of 14	100%	Northeast Utilities	2001 – present
Audit	2 of 2	100%
Audit & Conduct Review	5 of 5	100%
Governance & Conduct Review	2 of 2	100%
Risk Review	5 of 5	100%
Annual meeting	yes
2012 votes in favour: 99.6%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
2013	2,500	5,945	8,445	$243,300	On target
2012	2,000	3,364	5,364	$116,667
Change	500	2,581	3,081	$126,633

MANAGEMENT INFORMATION CIRCULAR 2013

John H. Clappison, FCA

Toronto, ON

Director since 2006

Independent

Age: 66

Areas of expertise:

—    accounting and

     corporate finance

—    corporate governance

—    executive compensation and succession

—    financial services industry

—    risk management

Current committees:

—    Audit & Conduct Review

—    Risk Review (Chair)

Mr. Clappison was Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP, chartered accountants, until he retired in December 2005. He is a Fellow of the Institute of Chartered Accountants of Ontario and spent his career in public accounting. In addition to the public company boards listed here, Mr. Clappison is a director of Summitt Energy Holdings LLP and involved with the Canadian Foundation for Facial Plastic and Reconstructive Surgery, Shaw Festival Theatre Endowment Foundation and Roy Thomson Hall and Massey Hall Endowment Foundation. He is a member of the Canadian Audit Committee Network.
Meeting attendance	Public company directorships
Board	13 of 14	93%	Inmet Mining Corporation	2010 – present
Audit	2 of 2	100%	Cameco Corporation	2006 – present
Audit & Conduct Review	4 of 5	80%	Rogers Communications Inc.	2006 – present
Risk Review	8 of 8	100%	Canadian Real Estate Investment Trust	2007 – 2011
Special Committee	1 of 1	100%
Annual meeting	yes
2012 votes in favour: 99.6%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
2013	2,000	29,135	31,135	$896,999	Meets
2012	1,000	22,504	23,504	$511,212
Change	1,000	6,631	7,631	$385,787

Dean A. Connor Toronto, ON Director since 2011 Non-independent Age: 56 Current committees: — None	Mr. Connor is President and Chief Executive Officer of Sun Life Financial and Sun Life Assurance. Prior to his appointment in December 2011 he held progressively senior positions with those companies, including President, Chief Operating Officer, President of SLF Canada, and Executive Vice-President. Prior to joining the company in September 2006, Mr. Connor spent 28 years with Mercer Human Resource Consulting where he held numerous senior positions, most recently President for the Americas which encompassed Mercer’s operations in Canada, the U.S. and Latin America. Mr. Connor is a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries. He is a director of the University Health Network and the Canadian Life and Health Insurance Association and a member of the Ivey Advisory Board, Richard Ivey School of Business, University of Western Ontario. He holds an Honours Business Administration degree.
	Meeting attendance				Public company directorships
	Board	14 of 14	100%		None
	Special Committee	1 of 1	100%
	Annual meeting	yes
	2012 votes in favour: 99.7%
	Sun Life Financial securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
	2013	6,434	46,628	53,062	$6,325,815	On target
	2012	2,609	43,901	46,510	$1,252,779
	Change	3,825	2,727	6,552	$5,073,036
	The amount of equity at risk for Mr. Connor includes the in-the-money value of options. Details on Mr. Connor’s option holdings can be found in the table on page 66. As President and Chief Executive Officer, Mr. Connor is subject to different ownership guidelines than the independent directors. See page 45.

MANAGEMENT INFORMATION CIRCULAR 2013

David A. Ganong, CM

St. Stephen, NB

Director since 2002

Independent

Age: 69

Areas of expertise:

— corporate governance

— marketing and

     communications

— public and regulatory

     policy

— strategic management

— U.S. market

Current committees:

— Audit & Conduct

     Review

— Governance,

     Nomination &

     Investment

Mr. Ganong is President and Chief Executive Officer of Ganong Bros. Limited, a private confectionery manufacturer. He served as Chairman of Ganong Bros. Limited from July 2008 until July 2012. Mr. Ganong was previously President and Chief Executive Officer of Ganong Bros. Limited from March 1977 until he was appointed Chairman. He is a member of the Order of Canada. Mr. Ganong has been Chairman of a number of organizations including Clarica Life Insurance Company, the University of New Brunswick and the New Brunswick Energy Commission. He has a Master of Business Administration degree.
Meeting attendance	Public company directorships
Board	14 of 14	100%	None
Audit & Conduct Review	5 of 5	100%
Governance & Conduct Review	2 of 2	100%
Governance, Nomination & Investment	4 of 4	100%
Investment Oversight	2 of 2	100%
Annual meeting	yes
2012 votes in favour: 99.6%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
2013	7,567	25,386	32,953	$949,376	Meets
2012	7,567	21,668	29,235	$635,861
Change	0	3,718	3,718	$313,515

Martin J. G. Glynn

Vancouver, BC

Director since 2010

Independent

Age: 61

Areas of expertise:

— Asia and U.S. markets

— corporate governance

— executive

     compensation and

     succession

— financial services

     industry

— risk management

Current committees:

— Audit & Conduct

     Review

— Governance,

     Nomination &

     Investment

Mr. Glynn was President and Chief Executive Officer of HSBC Bank USA until his retirement in 2006. During his 24 years with HSBC, an international banking and financial services organization, Mr. Glynn held senior positions including President and Chief Executive Officer of HSBC Bank Canada. He is involved with the UBC Investment Management Trust Inc., VGH and UBC Hospital Foundation, The American Patrons of the National Library and Galleries of Scotland and St. Andrews Applied Research Inc. Mr. Glynn was the Jarislowsky Fellow in Business Management, Haskayne School of Business, University of Calgary from September 2009 to April 2010. He has a Master of Business Administration degree.
Meeting attendance	Public company directorships
Board Audit	14 of 14 2 of 2	100% 100%	VinaCapital Vietnam Opportunity Fund Limited	2008 – present
Audit & Conduct Review	5 of 5	100%	Husky Energy Inc.	2000 – present
Governance, Nomination & Investment	4 of 4	100%	MF Global Holdings Ltd. Hathor Exploration Limited	2008 – 2011 2007 – 2011
Investment Oversight	2 of 2	100%
Annual meeting 2012 votes in favour: 78.2%	yes
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
2013	7,321	4,955	12,276	$353,672	On target
2012	4,017	2,432	6,449	$140,266
Change	3,304	2,523	5,827	$213,406

MANAGEMENT INFORMATION CIRCULAR 2013

Krystyna T. Hoeg, CA

Toronto, ON

Director since 2002

Independent

Age: 63

Areas of expertise:

— accounting and corporate finance

— corporate governance

— executive compensation and succession

— marketing and communications

— risk management

Current committees:

— Management Resources (Chair)

— Risk Review

Ms. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, until she retired in February 2007. She held senior positions with related companies for most of her career. She is a chartered accountant. In addition to the public company boards listed here, Ms. Hoeg is a director of Ganong Bros. Limited and Samuel, Son & Co., Limited. She is involved with Toronto East General Hospital.
Meeting attendance	Public company directorships
Board	13 of 14	93%	Imperial Oil Limited	2008 – present
Management Resources	6 of 6	100%	Canadian Pacific Railway Company	2007 – present
Risk Review	8 of 8	100%	Canadian Pacific Railway Limited	2007 – present
Special Committee	1 of 1	100%	Shoppers Drug Mart Corporation	2006 – present
Annual meeting	yes	Cineplex Galaxy Income Fund	2006 – 2010
2012 votes in favour: 99.3%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
2013	3,405	33,015	36,420	$1,049,260	Meets
2012	3,405	28,851	32,256	$701,568
Change	0	4,164	4,164	$347,692

Idalene F. Kesner

Bloomington, IN

Director since 2002

Independent

Age: 55

Areas of expertise:

— academic

— corporate governance

— executive compensation and succession

— strategic management

— U.S. and international markets

Current committees:

— Governance,

     Nomination &

     Investment

— Management Resources

Professor Kesner is Interim Dean and Associate Dean of Faculty and Research and Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post-secondary educational institution. She is also the Chairperson of Kelley Executive Education Foundation Inc. Professor Kesner is a director of The Main Street America Group and a member of the board of advisors of Lincoln Industries, both private companies. Prior to July 2009, Professor Kesner was Chairperson, Department of Management and Entrepreneurship. She has a Doctorate in Business Administration. Professor Kesner has spent her career teaching strategy. She is also a strategy consultant with companies internationally.
Meeting attendance	Public company directorships
Board	14 of 14	100%	None
Governance, Nomination & Investment	4 of 4	100%
Investment Oversight	2 of 2	100%
Management Resources	6 of 6	100%
Annual meeting	yes
2012 votes in favour: 99.4%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
2013	15,291	17,469	32,760	$943,816	Meets
2012	15,291	14,214	29,505	$641,734
Change	0	3,255	3,255	$302,082

MANAGEMENT INFORMATION CIRCULAR 2013

Réal Raymond, FICB

Montréal, QC

If elected will be an independent director

Age: 63

Areas of expertise:

— accounting and corporate finance

— executive compensation and succession

— financial services industry

— risk management

— strategic management

Current committees:

— Mr. Raymond is not currently a director.

Mr. Raymond was President and Chief Executive Officer of National Bank of Canada, a financing corporation and bank, until he retired in May 2007. He held senior positions with National Bank of Canada during his 37 year career including President, Personal and Commercial Banking and President and Chief Operating Officer. In addition to the public company boards listed here, Mr. Raymond is Chairman of the board of directors of Aéroports de Montréal and a director of the Institute for Research in Immunology and Cancer of the Université de Montréal. He is a Fellow of the Institute of Canadian Bankers. Mr. Raymond received an honorary doctorate from Université du Québec à Montréal School of Management in May 2007 and in October 2008 he became Chancellor of Université du Québec à Montréal. He holds a Master of Business Administration degree.
Meeting attendance				Public company directorships
Mr. Raymond is not currently a director.				Héroux-Devtek	2010 – present
				Metro Inc.	2008 – present
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
2013	5,500	0	5,500	$158,455	-

Hugh D. Segal, CM

Kingston, ON

Director since 2009

Independent

Age: 62

Areas of expertise:

— academic

— corporate governance

— financial services industry

— marketing and communications

— public and regulatory policy

Current committees:

— Governance,

     Nomination &

     Investment

— Management Resources

Mr. Segal is a Canadian senator. He was appointed to the Senate in 2005. Mr. Segal is a member of the Order of Canada and is Canada’s Special Envoy for Commonwealth Renewal. He is a Senior Fellow at the School of Policy Studies, Queen’s University and an adjunct professor of public policy at Queen’s School of Business. He previously served as a member of the Eminent Persons Group of the Commonwealth Secretariat. In addition to the public company boards listed here, Mr. Segal is a director of Holcim (Canada) Inc., formerly St. Lawrence Cement Inc. He is also involved with the Atlantic Council, Canadian Defence & Foreign Affairs Institute, the International Working Group on National Security and the Institute for Democracy and Electoral Assistance.
Meeting attendance	Public company directorships
Board Governance, Nomination & Investment	13 of 14 4 of 4	93% 100%	Just Energy Group Inc. (formerly Energy Savings Income Fund) SNC-Lavalin Group Inc.	2001 – present 1999 – 2012
Investment Oversight	2 of 2	100%	Gluskin Sheff & Associates Inc.	2006 – 2009
Management Resources	6 of 6	100%
Annual meeting	no
2012 votes in favour: 99.6%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
2013	8,657	9,004	17,661	$508,813	On target
2012	6,582	6,244	12,826	$278,966
Change	2,075	2,760	4,835	$229,847

MANAGEMENT INFORMATION CIRCULAR 2013

Barbara G. Stymiest, FCA

Toronto, ON

Director since 2012

Independent

Age: 56

Areas of expertise:

—    accounting and corporate finance

—    corporate governance

—    financial services industry

—    risk management

—    strategic management

Current committees:

—    Management Resources

—    Risk Review

Ms. Stymiest is Chair of Research In Motion Limited (BlackBerry), a global leader in wireless innovation. She was a member of the Group Executive at Royal Bank of Canada, an international banking and financial services organization, from 2004 until June 2011. From 2009 she was Royal Bank’s Group Head, Strategy, Treasury and Corporate Services and prior to that served as its Chief Operating Officer. Prior to 2004 she held senior positions in the financial services sector including Chief Executive Officer, TSX Group Inc., Executive Vice- President and Chief Financial Officer, BMO Nesbitt Burns, and Partner, Financial Services Group, Ernst & Young LLP. Ms. Stymiest is a Fellow of the Institute of Chartered Accountants of Ontario and received an Award of Outstanding Merit from that organization in 2011. In addition to the public company boards listed here, she is a director of University Health Network and the Canadian Institute for Advanced Research. Ms. Stymiest has been involved with the Accounting Oversight Committee of the Canadian Institute of Chartered Accountants, the United Way Campaign Cabinet, the Royal Ontario Museum and Hincks-Dellcrest Children’s Centre. She holds an Honours Business Administration degree.
Meeting attendance				Public company directorships
Board	11 of 11	100%		George Weston Limited	2011 – present
Management Resources	4 of 4	100%		Research In Motion Limited	2007 – present
Risk Review	5 of 5	100%		(BlackBerry)
Annual meeting 2012 votes in favour: 99.5%	yes
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
2013	5,000	4,016	9,016	$259,751	On target
2012	5,000	0	5,000	$108,750
Change	0	4,016	4,016	$151,001

James H. Sutcliffe, FIA

London, England

Director since 2009

Independent

Age: 56

Areas of expertise:

—    actuarial

—    executive compensation

     and succession

—    investment management

—    risk management

—    strategic management

Current committees:

—    Risk Review

Mr. Sutcliffe was appointed Chairman of the Boards of Sun Life Financial and Sun Life Assurance in December 2011. He was Group Chief Executive Officer of Old Mutual plc, an international savings and wealth management company, until he retired in September 2008. Prior to joining Old Mutual plc in January 2000, Mr. Sutcliffe spent most of his career with Prudential plc, an international retail financial services group. He is a Fellow of the U.K. Institute and Faculty of Actuaries and a director of the U.K. Financial Reporting Council. Mr. Sutcliffe was Chairman of the U.K. Board for Actuarial Standards from 2009 until July 2012 when he was appointed Chairman of the Codes and Standards Committee for that organization. In addition to the public company boards listed here, Mr. Sutcliffe is the non-executive Chairman of BaxterBruce and a director of STANLIB Limited. Mr. Sutcliffe is involved with CVC Capital Partners and Friends of Michael Sobell House in the United Kingdom, and Buffelshoek Trust in South Africa.
Meeting attendance	Public company directorships
Board	14 of 14	100%	Liberty Holdings Limited	2009 – present
Governance & Conduct	2 of 2	100%	Lonmin plc	2007 – present
Review	Nedbank Group Limited	2001 – 2008
Risk Review	5 of 5	100%	Old Mutual plc	2001 – 2008
Special Committee	1 of 1	100%
Annual meeting	yes
2012 votes in favour: 99.3%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total amount of equity at risk	Share ownership guideline
2013	8,000	36,570	44,570	$1,284,062	Meets
2012	8,000	20,422	28,422	$618,179
Change	0	16,148	16,148	$665,883

MANAGEMENT INFORMATION CIRCULAR 2013

In the past 10 years, four of the director nominees have been directors of companies that have become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, or have received a cease trade order:

—

Mr. Ganong was a director of Air Canada in April 2003, when it filed for protection under the Companies’ Creditors Arrangement Act (CCAA). It successfully emerged from proceedings under the CCAA and was restructured according to a plan of arrangement in September 2004. Mr. Ganong is no longer a director of Air Canada.

—

Mr. Glynn was a director of MF Global Holdings Ltd. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

—	Professor Kesner was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003, it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States.
—

Ms. Stymiest became a director of Research in Motion Limited (BlackBerry) in March 2007. At that time, directors, officers and other current and former employees of BlackBerry were subject to a management cease trade order issued by certain Canadian securities regulators on November 7, 2006 in response to BlackBerry’s failure to make certain securities filings. Ms. Stymiest became subject to the order, which was lifted on May 23, 2007 after the securities filings were made.

Meeting attendance

The Governance, Nomination & Investment Committee reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of regularly scheduled board and committee meetings every year. A director who does not meet this attendance requirement in two consecutive years must offer to resign in writing to the Chairman of the Governance, Nomination & Investment Committee. The table below is a consolidated view of how many board and committee meetings each director attended from January 1, 2012 to the date of this circular.

Name	Board meetings attended		Committee meetings attended		Total meetings attended
William D. Anderson	13 of 14	93%	16 of 16	100%	29 of 30	97%
Richard H. Booth	14 of 14	100%	14 of 14	100%	28 of 28	100%
Jon A. Boscia	3 of 3	100%	4 of 5	80%	7 of 8	88%
John H. Clappison	13 of 14	93%	15 of 16	94%	28 of 30	93%
Dean A. Connor	14 of 14	100%	1 of 1	100%	15 of 15	100%
David A. Ganong	14 of 14	100%	13 of 13	100%	27 of 27	100%
Martin J. G. Glynn	14 of 14	100%	13 of 13	100%	27 of 27	100%
Krystyna T. Hoeg	13 of 14	93%	15 of 15	100%	28 of 29	97%
David W. Kerr	12 of 14	86%	12 of 12	100%	24 of 26	92%
Idalene F. Kesner	14 of 14	100%	12 of 12	100%	26 of 26	100%
Mitchell M. Merin	12 of 14	86%	12 of 13	92%	24 of 27	89%
Ronald W. Osborne	3 of 3	100%	4 of 4	100%	7 of 7	100%
Hugh D. Segal	13 of 14	93%	12 of 12	100%	25 of 26	96%
Barbara G. Stymiest	11 of 11	100%	9 of 9	100%	20 of 20	100%
James H. Sutcliffe	14 of 14	100%	8 of 8	100%	22 of 22	100%

MANAGEMENT INFORMATION CIRCULAR 2013

Serving on other public company boards

We have not established a policy limiting the number of board interlocks among our directors. Directors David W. Kerr and Barbara G. Stymiest serve together on the board of Research In Motion Limited (BlackBerry) and are members of that board’s Audit and Risk Management Committee. Mr. Kerr and Ms. Stymiest serve together on our Management Resources Committee. Mr. Kerr is not standing for reelection at the meeting.

John H. Clappison, a member of the Audit & Conduct Review Committee, is a member of the audit committees of three other public companies. Mr. Clappison attended 86% of our audit committee meetings held since the beginning of 2012. The board recognizes the time and diligence Mr. Clappison devotes to his duties and responsibilities, his extensive accounting and financial qualifications and related experience, and does not feel his other audit committee memberships negatively affect his commitments or contributions to Sun Life Financial.

The auditor

The board, on the recommendation of the Audit & Conduct Review Committee, proposed that Deloitte be nominated for appointment as auditor for 2013. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.

The board recommends that shareholders vote for the appointment of Deloitte as auditor. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for the appointment of Deloitte as auditor.

Auditor’s fees

The following table shows the fees relating to services provided by Deloitte for the past two years.

		($millions)
For the year ended December 31	2012	2011[1]
Audit fees	16.5	18.2
Audit-related fees	1.5	1.6
Tax fees	0.3	0.2
All other fees	0.4	0.3
Total	18.7	20.3

[1]	The 2011 amounts have been adjusted to include $0.8 million in fees related to fiscal 2011 audits. These fees could not be estimated at the time of reporting in 2011.

Audit fees relate to professional services rendered by the auditor for the audit of our annual consolidated financial statements, the statements for our segregated funds as well as services related to statutory and regulatory filings.

Audit-related fees include assurance and services related to performing the audit or reviewing the annual consolidated financial statements that were not part of audit services. These include internal control reviews, consulting on financial accounting and reporting standards not arising as part of the audit, CFA Institute verifications and employee benefit plan audits.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above.

We have a policy that requires the Audit & Conduct Review Committee to pre-approve any services that are to be provided by the external auditor.

MANAGEMENT INFORMATION CIRCULAR 2013

Advisory vote on executive compensation

An advisory vote on executive compensation was held for the first time at our annual meeting in 2010. The board decided to hold an advisory vote to respond to shareholders and shareholder advisory groups who were advocating for this form of shareholder engagement.

One of the board’s primary responsibilities is to ensure Sun Life Financial is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions. Detailed information on our approach to executive compensation and what we paid our named executive officers can be found beginning on page 37 of this circular.

We will ask the shareholders to consider and vote on the following resolution. The board recommends that shareholders vote for the resolution. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for the resolution.

“RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 18, 2013 delivered in advance of the annual meeting of common shareholders on May 8, 2013.”

MANAGEMENT INFORMATION CIRCULAR 2013

Corporate governance practices

Our board conducts a formal review of our governance processes and practices every year to make sure the board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices.

We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators’ corporate governance guidelines, guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI) for effective corporate governance in federally regulated financial institutions, the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly listed companies and the Philippine Stock Exchange corporate governance guidelines for companies listed on that exchange.

Ethical behaviour

We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The board establishes the “tone from the top” and makes every effort to ensure that senior management consists of people of integrity who create and sustain a culture of integrity throughout the organization. Questions about integrity are included in our board, committee and peer effectiveness surveys.

The board has established a Code of Business Conduct that applies to every director, officer and employee, with no exception. Each officer and employee is trained and tested annually on compliance with the code. The Governance, Nomination & Investment Committee is responsible for reviewing the effectiveness of the code, monitoring compliance with the code and reporting the results of its review to the board annually. Any breaches of the code are reported at the next committee meeting and the Chief Compliance Officer reviews our controls and compliance with the committee annually. The code is reviewed annually and was last updated in 2010. A copy of the code is available on our website (www.sunlife.com) and on SEDAR (www.sedar.com).

The board of directors

Mandate, roles and responsibilities

The board is responsible for supervising the management of the business and affairs of the company. It carries out its stewardship responsibilities directly and through its four standing committees. The board and Governance, Nomination & Investment Committee review the board charter at least annually (see Schedule A).

The Chairman of the Board is an independent director. He is responsible for providing leadership that enhances the effectiveness and independence of the board. He manages the board’s affairs to assist the directors in carrying out their responsibilities and helps the board operate cohesively. The Chairman works closely with the Chairman of the Governance, Nomination & Investment Committee to regularly evaluate, and in appropriate circumstances propose enhancements to, the board’s governance structure and procedures.

The Chairman and respective committee chairs are responsible for setting meeting agendas and reviewing the meeting materials with management before meetings so that the meetings are productive and enhance the board’s effectiveness and independence. The Chairman is a regular attendee of board committee meetings.

Committee chairs are consulted in advance in connection with the appointment, reassignment, replacement and dismissal of management within their respective committee’s areas of responsibility, including those in OSFI-identified control functions. Committee chairs are consulted annually on the performance assessment and compensation awarded to those individuals. Each committee chair is an independent director and generally holds the position for five years. Committee chairs, in consultation with the Chairman of the Board, can hire independent advisors.

MANAGEMENT INFORMATION CIRCULAR 2013

The President and Chief Executive Officer (CEO) is also a director, as required under the Insurance Companies Act (Canada). There is a written position description for the CEO which specifies his overall accountability for sustained value creation for stakeholders. This includes responsibility for managing company resources to ensure optimal performance, developing and maintaining continuity of leadership capabilities and providing leadership in risk management, corporate governance and regulatory compliance. The CEO is responsible for developing proposals for the company’s strategic direction and recommending them to the board, and communicating and executing the agreed strategy. The CEO reinforces an effective and robust risk management and control framework and promotes a risk culture consistent with our risk philosophy and appetite.

We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors in which we operate, and prepare for and actively participate in board and committee meetings in an objective way. They must also understand the board charter and our corporate governance policies and practices, comply with our Code of Business Conduct and meet our share ownership guidelines (see page 34).

We have six key attributes we expect of our directors when they carry out their duties:

— integrity	— knowledge of business issues and financial matters
— accountability — independent and informed judgment	— ability to communicate openly and work effectively with fellow directors and management
— commitment

The board charter included as Schedule A contains the full position descriptions of our directors, our Chairman of the Board and our committee chairs.

Board size

According to our by-laws, our board can have between eight and 20 directors. The board assesses its effectiveness and optimal size annually and believes the current size should be between 12 and 14 directors in order to fulfill its responsibilities. It recognizes, however, that it may occasionally need a higher number of directors for orderly succession.

Independence

The board maintains a majority of independent directors to ensure it operates effectively and independently of management. All members of the board’s standing committees must be independent.

A director is independent under our Director Independence Policy if he or she does not have a direct or indirect relationship with Sun Life Financial that could reasonably be expected to interfere with his or her ability to exercise independent judgment. You can find a copy of our Director Independence Policy on our website (www.sunlife.com).

The Governance, Nomination & Investment Committee evaluated the independence of each director nominee according to our Director Independence Policy and confirmed that 11 of the 12 are independent, and that all of the current members of the Audit & Conduct Review Committee meet the additional independence requirements set out in that policy for membership on that committee. The roles of the Chairman and the CEO are separate. James H. Sutcliffe is Chairman of the Board and an independent director. Dean A. Connor is not independent because he is our CEO. You can find more information about the director nominees starting on page 7.

MANAGEMENT INFORMATION CIRCULAR 2013

Meeting in-camera

The board and board committees meet without management at the end of all meetings and, in some cases, at the beginning of meetings. These discussions generally form part of the committee chairs’ reports to the board. The Chairman of the Board encourages open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Skills and experience

The Governance, Nomination & Investment Committee ensures at all times that the board includes members with a broad range of experience and expertise so that the board is able to effectively carry out its mandate. The matrix below shows, for each director nominee other than Dean A. Connor, our CEO, the five principal areas of experience and expertise that the nominees have indicated they bring to our board.

Experience and expertise	William D. Anderson	Richard H. Booth	John H. Clappison	David A. Ganong	Martin J.G. Glynn	Krystyna T. Hoeg	Idalene F. Kesner	Réal Raymond	Hugh D. Segal	Barbara G. Stymiest	James H. Sutcliffe
Academic							✓		✓
Accounting and corporate finance	✓	✓	✓			✓		✓		✓
Actuarial											✓
Corporate governance	✓		✓	✓	✓	✓	✓		✓	✓
Executive compensation and succession			✓		✓	✓	✓	✓			✓
Financial services industry		✓	✓		✓			✓	✓	✓
International markets (Asia, U.K. or U.S.)	✓	✓		✓	✓		✓
Investment management		✓									✓
Marketing and communications				✓		✓			✓
Public and regulatory policy	✓			✓					✓
Risk management		✓	✓		✓	✓		✓		✓	✓
Strategic management	✓			✓			✓	✓		✓	✓

The Governance, Nomination & Investment Committee also reviews the membership of each committee annually to ensure each committee consists of members with the experience and expertise required to fulfil the committee’s mandate.

Orientation and continuing education

Our orientation program for new directors includes formal information sessions and a directors’ manual with information about the company, the board, its committees and board administration. The Chairman of the Board and committee chairs meet with new directors to discuss the role of the board and board committees. New directors also attend sessions on our corporate strategy, business operations and financial reporting, and visit our sites to meet with corporate and operational management.

MANAGEMENT INFORMATION CIRCULAR 2013

Ms. Stymiest joined the board in May 2012. She attended dedicated orientation sessions on SLF Canada, SLF US, and MFS Investment Management which comprise three of the company’s four strategic growth pillars. Ms. Stymiest also received in-depth information on SLF Asia, the fourth pillar, which was a primary agenda topic at the board’s June strategy meetings. Ms. Stymiest received briefing material on our strategic plans, medium-term financial objectives and board administration and governance. She also received orientation from the Internal Audit function related to risk assessment and audit planning.

Ms. Stymiest became a member of the Management Resources and Risk Review committees when she joined the board. She attended orientation sessions on the roles and duties of these committees hosted by members of the Human Resources and Risk Management functions, respectively.

Directors can also participate in outside professional development programs at our expense, as long as the Chairman of the Board approves them in advance. Some directors attended sessions in 2012 that were organized by the Global Risk Institute, the Institute of Corporate Directors and Deloitte’s Directors’ Seminars.

We also hold regular education seminars to give directors a deeper understanding of our businesses and operating environment, and to encourage more in-depth discussion in specific areas. The table below lists the education seminars we organized for our directors in 2012.

Date	Topic	Presenter	Audience
Feb 15	Corporate Bond Research	Angelo G. Manioudakis, Senior Managing Director, Public Fixed Income and Derivatives Kathryn R. Fric, Managing Director, Head of Public Fixed Income Credit Research	Investment Oversight Committee
Feb 15	Executive Compensation	Jeffrey T. Kozan, Senior Vice-President, Total Rewards	Board
May 8	Sources of Earnings	Lesley B. Thomson, Vice-President & Appointed Actuary	Audit Committee
May 8	Capital Management	Stephen C. Kicinski, Senior Vice-President & Treasurer	Risk Review Committee
May 9	Private Fixed Income	Thomas J. Robinson, Senior Managing Director, Head of North American Private Fixed Income	Investment Oversight Committee
Jun 12	MFS Investment Management	Robert J. Manning, Chairman & Chief Executive Officer, MFS Investment Management	Board
Jun 13	SLF Canada Career Sales Force	Kevin P. Dougherty, President, SLF Canada Vicken Kazazian, Senior Vice-President, Career Sales Force	Board
Aug 7	Investor Perceptions	Philip G. Malek, Vice-President, Investor Relations Steve Chuck, Rivel Research Group	Board
Sep 20	Compliance Function	Natalie A. Ochrym, Senior Vice-President & Chief Compliance Officer	Audit & Conduct Review Committee
Nov 6	Basis Risk	Kevin Morrissey, Vice-President, North American Asset Liability Management	Risk Review Committee
Nov 7	Site Visit – Customer Care Centre

Mary De Paoli, Executive Vice-President,

Public & Corporate Affairs and Chief Marketing Officer

Kevin P. Dougherty, President, SLF Canada

James A. Giesinger, Senior Vice-President,

Operations, SLF Canada

Jean-Pierre Chabot, Vice-President, Shared Operations,

SLF Canada

Board
Dec 11	Risk Appetite Framework	Claude A. Accum, Executive Vice-President & Chief Risk Officer	Risk Review Committee
Dec 11	Credit Trends in the General Account	Stephen C. Peacher, Executive Vice-President & Chief Investment Officer Colm D. Mullarkey, Managing Director, Strategic Research & Initiatives	Governance, Nomination & Investment Committee

MANAGEMENT INFORMATION CIRCULAR 2013

Strategic planning process

The board sets the strategic direction for the company and approves the annual business plan, including the annual capital and investment plans. It also approves the vision and mission statement and reviews the effectiveness of our strategic planning process on a regular basis.

We hold a strategy session with the board every year in June. In June 2012, in light of the major strategic review that took place in November and December 2011 in conjunction with the CEO transition that took place at that time, the board focused on our risk management organization and framework, strategic considerations for our businesses in Asia and specific strategic initiatives. These included the sale of our US annuities business and the acquisition of an interest in a Malaysian joint venture which were announced in December 2012 and January 2013, respectively.

Management updates the board on the execution of the corporate strategy, as well as any adjustments, at every regular board meeting. The board must approve any transaction that will have a significant strategic impact on the company.

Identifying the principal risks

The Risk Review Committee assists the board with the identification of all major areas of risk facing the company and its oversight of the enterprise risk appetite framework to promote a balanced business and product model that achieves agreed upon risk-adjusted returns and allocates capital accordingly. Our enterprise risk appetite framework includes risk classes for various aspects of market risk, credit risk, insurance risks and operational risk, including on a stand-alone and aggregate basis. The framework sets out qualitative and quantitative measures to control the amount of risk we will bear.

The committee reviews regular risk management reports to ensure understanding of our exposure to identified key risks, sets parameters for our overall risk appetite and approves risk management policies, discusses management actions to improve risk adjusted returns, and reviews compliance with risk management policies. We operate in accordance with our risk appetite which is approved annually by the board.

Succession planning

The Management Resources Committee has primary oversight of succession planning for senior management, the performance assessment of the CEO, and the CEO’s assessments of the other senior officers. The committee conducts in-depth reviews of succession options relating to senior management positions and, when appropriate, approves the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions.

In 2012, the committee and the board discussed emergency succession for the CEO and formulated a contingency plan for a scenario in which the CEO suddenly and unexpectedly was unable to perform his duties for an extended period.

The independent directors participate in the assessment of the CEO’s performance every year. The board approves all appointments of executive officers.

Assessing the board

The board, board committees and individual directors participate in an assessment process every year. In 2012, the board retained The Anderson Governance Group to facilitate its assessment process. Information was gathered via interviews of each director conducted by The Anderson Governance Group and, separately, by the Chairman of the Board. In addition, the board assessment process was expanded in 2012 to include interviews of senior management by The Anderson Governance Group which provided the directors with an additional perspective compared to prior assessments. Results of the assessment were reviewed at the board’s meeting in December 2012. Enhancements being implemented in 2013 as a result of the assessment and the directors’

MANAGEMENT INFORMATION CIRCULAR 2013

discussion of our practices include increasing focus on the customer experience, refining the strategic and business planning processes, providing greater insight into risk management in the business groups, and improving the utility of board meeting materials.

The board committees assess their own performance and present the results to the board along with suggestions for improvement. Members of each board committee also assess the performance of the committee chair.

Individual directors, including the Chairman of the Board, participate in a peer evaluation process that alternates between a written assessment and an interview with the Chairman of the Board. In 2012, the Chairman’s interviews were based on a discussion guide provided by The Anderson Governance Group. Each director receives a summary of his or her peer evaluation and the committee chairs receive a separate evaluation relating to their performance as committee chairs. The Chairman of the Board reviews the results with each director, while the Chairman of the Governance, Nomination & Investment Committee follows a similar process for assessing the performance of the Chairman of the Board. In 2012, The Anderson Governance Group supported this process by creating individual feedback reports based on the interviews described above.

The Governance, Nomination & Investment Committee spent additional time considering the peer evaluation and assessment of Martin J. G. Glynn in light of the level of support Mr. Glynn received from shareholders at our 2012 annual meeting. The Governance, Nomination & Investment Committee and the board unanimously determined that Mr. Glynn’s membership on the board continues to be beneficial to the company due to his extensive financial services experience, knowledge of Asian markets, and contributions to board and committee discussions.

In 2012, the Risk Review Committee retained a third party to conduct an independent review of the material presented to the committee and the committee’s effectiveness.

Tenure and board renewal

Every year the Governance, Nomination & Investment Committee recommends a list of people for nomination to the board for a one-year term.

The board charter includes provisions on directors’ tenure. Independent directors will generally retire from the board after they have served for 12 years. The independent directors can waive this retirement requirement to allow a director to serve for up to three additional years if they unanimously determine that it is in the company’s best interests to do so. Thereafter, the retirement requirement can be waived by the independent directors on an annual basis if they unanimously determine that it is in the company’s best interests to do so. The board does not have a mandatory retirement age for directors.

The CEO must resign from the board when he or she retires or leaves the company.

A director must tender a written offer to resign if:

—	he or she has not attended at least 75% of the regularly scheduled board and committee meetings for two consecutive years
—	his or her principal employment or other business or professional circumstances have changed materially
—	he or she receives more withheld votes than for votes from shareholders in an uncontested election.

Recruiting new directors

The Governance, Nomination & Investment Committee has primary responsibility for identifying potential new directors. The skills matrix (see page 19) and a schedule of expected directors’ retirement dates are the two primary considerations for the committee when determining a need to recruit a new director. Candidates are identified through referrals and the use of executive search firms. Executive search firms are also used to

MANAGEMENT INFORMATION CIRCULAR 2013

conduct reference and background checks on referred candidates. Suitable candidates are interviewed by the Chairman of the Board, the CEO, the chairman of the committee or other directors. The committee receives input from all of these sources before recommending to the board the appointment or nomination of a new director.

In 2012 a new director candidate, Réal Raymond, was identified through this process and is standing for election at the meeting.

Internal control and management information systems

The Audit & Conduct Review Committee reviews and monitors the effectiveness of our internal control and management information systems and receives regular reports from the Chief Auditor on internal control. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

Communications policy

The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, management’s discussion and analysis (MD&A), earnings news releases, the annual information form and the management information circular.

We strive to be responsive to the disclosure needs of the investment community and other stakeholders and provide timely, consistent and accurate information to the investing public while meeting our disclosure obligations. The Governance, Nomination & Investment Committee reviews our policy on public disclosure at least annually and approves changes when appropriate.

The table below lists our corporate governance documents and when they are reviewed. All of them are available on our website (www.sunlife.com). Our Code of Business Conduct is also available on SEDAR (www.sedar.com).

Corporate governance document	Review cycle
Board of Directors charter (includes position descriptions for directors, including the Chairman of the Board and the committee chairs)	Annually
Board committee charters	Annually
Director Independence Policy	Annually
Position description for the Chief Executive Officer	Annually
Code of Business Conduct	Annually, in-depth review at least every three years

Contacting the board

Shareholders and other interested parties can contact the directors directly to give feedback. Email boarddirectors@sunlife.com or write to:

Board of Directors

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario, Canada M5H 1J9

MANAGEMENT INFORMATION CIRCULAR 2013

Shareholder proposals

We did not receive any shareholder proposals for consideration at the meeting.

Shareholder proposals for our 2014 annual meeting must be sent to us in writing. We must receive them by 5:00 p.m. (Toronto time) on December 18, 2013 to consider including them in our management information circular for the 2014 meeting.

Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Fax:	416-585-9907
Email:	boarddirectors@sunlife.com
Mail:	150 King Street West, 6th Floor
Toronto, Ontario, Canada M5H 1J9

Board committees

The board reassigned certain committee responsibilities after our 2012 annual meeting. Oversight of compliance and conduct review matters were shifted to the Audit Committee, matters relating to investment risk were assigned to the Risk Review Committee, and other investment oversight activities were combined with responsibilities related to corporate governance. The objective of this process was to reduce the number of standing committees from five to four and allow two sets of concurrent committee meetings. The changes resulted in additional time being available at board meetings for more in-depth discussions of strategic planning and initiatives, succession planning, talent development, and other significant topics.

The board’s four standing committees are:

—	Audit & Conduct Review Committee
—	Governance, Nomination & Investment Committee
—	Management Resources Committee
—	Risk Review Committee.

The board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed and updated at least annually. All standing committees are comprised entirely of independent directors as defined in our Director Independence Policy.

The committees generally meet prior to board meetings that will be reviewing and approving the annual business plan and our annual and quarterly financial results. Special meetings are convened as necessary.

The Chairman of the Board and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration at prior meetings. The committees discuss reports prepared by management, hold private meetings with individual members of management, and then meet in-camera. Each committee chair reports to the board on the committee’s deliberations and any recommendations that require board approval.

MANAGEMENT INFORMATION CIRCULAR 2013

Audit & Conduct Review Committee

The primary role of the Audit & Conduct Review Committee is to oversee:

—	the integrity of our financial statements
—	our compliance with financial, legal and regulatory requirements
—	the adequacy and effectiveness of our internal controls
—	the identification and management of compliance risk
—	the qualifications, independence and performance of our external auditor.

Independence and financial literacy

Every member of the committee meets the additional independence standards for Audit & Conduct Review Committee members in our Director Independence Policy.

In the board’s view, a director is financially literate if he or she can read and understand our consolidated financial statements, seek and receive explanations or information from senior financial management or the external auditor, and then ask intelligent questions and evaluate answers about the material aspects of the financial statements. Every member of the committee is financially literate.

Mr. Anderson, Chair of the committee, is an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission (SEC) and has the accounting or related financial management experience required under the rules of the New York Stock Exchange.

The committee met six times in 2012. It reviewed reports submitted by management and Deloitte and also held regular private meetings with Deloitte, the Chief Financial Officer (CFO), the Chief Auditor, the Appointed Actuary and, after May 2012, the Chief Compliance Officer.

Financial reporting

Management is responsible for preparing our consolidated financial statements and the reporting process. Deloitte is responsible for auditing our consolidated financial statements and the effectiveness of our internal control over financial reporting in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the U.S.

2012 activities

—	reviewed our principal accounting practices and policies and management’s accounting estimates and judgments with management and Deloitte
—	reviewed regular reports from management on International Financial Reporting Standards developments
—	received educational briefings on Sources of Earnings and the company’s Compliance function in connection with compliance responsibilities being added to the committee’s mandate
—	discussed with the CFO the certification of financial disclosure and controls we are required to file with securities regulators
—

reviewed the following documents with management and Deloitte, and recommended them to the board for approval: the annual consolidated financial statements, quarterly unaudited consolidated financial statements, MD&A and earnings news releases on our annual and quarterly results

MANAGEMENT INFORMATION CIRCULAR 2013

—	after May 2012, reviewed policies and programs to monitor compliance with legal and regulatory requirements.

External auditor

—	reviewed and accepted the independence of the external auditor
—	reviewed and approved the overall scope of the annual audit plan and necessary resources
—	reviewed and approved all services and fees relating to the external auditor
—	assessed the external auditor’s performance and recommended to the board that Deloitte be nominated for reappointment as auditor.

Internal control

—	reviewed and was satisfied with the independence of the Internal Audit function
—

reviewed Statements of Mandate, Responsibility and Authority, including independence and resources, of the CFO, the Chief Auditor, the Appointed Actuary and the Chief Compliance Officer and assessed the effectiveness of their functions

—	reviewed the organizational structures of the Finance, Internal Audit, Actuarial and Compliance functions
—	reviewed the overall scope of the annual internal audit plan with management and the Chief Auditor, and approved the budget and staffing resources proposed for executing the plan
—	received quarterly reports from the Chief Auditor on the adequacy and effectiveness of the internal control environment
—

reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, and the attestation by Deloitte of the effectiveness of our internal controls.

Office of the Superintendent of Financial Institutions (OSFI)

—	met with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis.

You can find more information about the Audit & Conduct Review Committee in our 2012 annual information form, which is filed with the Canadian securities regulators (www.sedar.com) and the SEC (www.sec.gov/edgar).

The members of the Audit & Conduct Review Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2012.

MANAGEMENT INFORMATION CIRCULAR 2013

Governance, Nomination & Investment Committee

The Governance, Nomination & Investment Committee assists the board by:

—	developing effective corporate governance guidelines and processes
—	reviewing policies and processes to maintain ethical behaviour
—	developing processes to assess the effectiveness of the board and board committees, including the contribution of individual directors and the Chairman of the Board
—	recommending the director nominees
—	overseeing investment practices, procedures and controls relating to the general fund portfolio
—	reviewing and monitoring the annual investment plan.

The committee met five times in 2012, including two sets of meetings as the Governance & Conduct Review and Investment Oversight committees. It reviewed reports by management at each meeting before meeting privately with the Chief Investment Officer and, until May 2012 the Chief Compliance Officer, and then meeting in-camera.

2012 activities

—	reviewed corporate governance developments and assessed current corporate governance practices against the guidelines of the Canadian Coalition for Good Governance and OSFI
—	reviewed subsidiary board governance activities and processes
—	reviewed the materials for the annual meeting and the annual information form
—	reviewed management’s responses to OSFI recommendations.

Board governance, renewal and assessment

—	reviewed the board and committee charters and recommended updates to the board
—	facilitated the annual assessment of the board, board committees, individual directors, the Chairman of the Board and committee chairs
—	reviewed board committee composition in the context of the changes to the committee structure
—	reviewed director compensation and share ownership guidelines for directors and made recommendations to the board
—	identified director candidates who complement the current composition of the board and recommended the nomination of a new director.

Compliance and ethics

—	prior to May 2012, reviewed policies and programs to monitor compliance with legal and regulatory requirements and reviewed compliance with related party rules
—	reviewed regular reports on breaches and received an annual update on compliance with the Code of Business Conduct.

Investments

—	received reports on market conditions and the future outlook
—	discussed investment strategy and performance metrics for the Investments function

MANAGEMENT INFORMATION CIRCULAR 2013

—	reviewed quarterly reports on performance of the general fund investment portfolio
—	received educational briefings on corporate bond research, private fixed income investments and credit trends
—	reviewed and recommended the annual investment plan
—	reviewed the Statement of Mandate, Responsibility and Authority of the Chief Investment Officer, including the adequacy of his resources, and assessed the effectiveness of the Investments function
—	reviewed the organizational structure of the Investments function.

The members of the Governance, Nomination & Investment Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2012.

MANAGEMENT INFORMATION CIRCULAR 2013

Management Resources Committee

The Management Resources Committee is responsible for assisting the board by:

—	developing and monitoring succession plans for the position of CEO and other senior management roles and reviewing the appointment and development of candidates for such roles
—	establishing processes for evaluating the performance of the CEO and reviewing the CEO’s assessment of performance of other members of senior management
—	making compensation recommendations to the board, including with respect to compensation policies and practices and incentive plan design
—	monitoring talent development and employee engagement
—	overseeing governance of employee pension plans.

The committee met five times in 2012. It met in-camera at the beginning of each meeting and again after it reviewed reports from its independent advisors and management.

2012 activities

—	conducted an in-depth review of succession options for senior management positions
—	reviewed Human Resources strategy and talent development
—	carried out a performance assessment of the CEO and recommended his compensation based on our corporate performance and his leadership in 2012
—	considered the implications of enterprise key risks on compensation programs
—	reviewed the audit of our compensation programs against OSFI’s expectations and the Financial Stability Board’s Principles for Sound Compensation Practices
—	reviewed the organizational structure of the Human Resources function
—	reviewed the organization’s compensation programs and practices against best practice guidelines
—	appointed a new independent advisor on matters related to our US asset management subsidiary, MFS Investment Management
—

reviewed and approved executive compensation policies, programs and levels, including pension and benefit arrangements, and determined appropriate performance measures and targets for incentive compensation plans

—

reviewed the performance assessments and compensation recommendations for the Corporate Executive Vice-Presidents, Business Group Presidents and control function leaders and made recommendations to the board

—	reviewed best practices among leading organizations and reviewed and approved executive compensation disclosure
—	reviewed the value of executive officer compensation on termination of employment under various scenarios, including change of control
—	reviewed the governance of employee pension plans
—	reviewed the Statement of Mandate, Responsibility and Authority of the Executive Vice-President, Human Resources
—	discussed emergency CEO succession and developed a contingency plan.

The members of the Management Resources Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2012.

MANAGEMENT INFORMATION CIRCULAR 2013

Risk Review Committee

The Risk Review Committee assists the board with the identification of all major areas of risk facing the company and its oversight of the enterprise risk appetite framework in order to promote a balanced business and product model that achieves agreed upon risk-adjusted returns and allocates capital accordingly. The committee oversees the development of risk management strategies and reviews compliance with risk management policies, including those related to investment risk. The committee oversees policies, procedures and controls related to our capital structure and compliance with regulatory capital requirements and reviews and monitors the annual capital plan.

The committee met seven times in 2012. It reviewed reports by management at each meeting before meeting privately with the Chief Risk Officer and then in-camera. The committee also met privately with the Chief Actuary and Chief Credit Risk Officer periodically.

2012 activities

—	retained an independent third party to review the committee’s effectiveness, the materials presented to the committee and aspects of the Risk Management function
—	received educational briefings on capital management, basis risk and our risk appetite framework
—	oversaw the implementation of a process to enhance controls on actuarial and risk management models
—

reviewed the Statements of Mandate, Responsibility and Authority, including independence and resources, of the Chief Risk Officer, Chief Actuary and Chief Credit Risk Officer and assessed the effectiveness of their functions

—	reviewed the organizational structures of the Risk Management and Actuarial functions.

Risk understanding

—	reviewed the key risks facing our business activities in terms of gross risks, controls being applied to mitigate risks and the residual risks faced
—	reviewed in-depth reports on identified key risks and discussed mitigation strategies with management
—	reviewed the results of Dynamic Capital Adequacy testing and provided input on the scenarios tested
—	received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends.

Risk policies

—	reviewed and made recommendations to the board on the risk appetite statement, including target levels of return on equity and capital by business group
—	reviewed and approved policies for the management and control of risk.

Management actions for improving risk-adjusted returns

—	reviewed key risk-related issues incorporated into the annual business plan
—	monitored product performance
—	reviewed reports on target levels of return on equity and allocation of capital and provided input on related management actions.

MANAGEMENT INFORMATION CIRCULAR 2013

Risk monitoring and compliance

—

reviewed risk monitoring programs and reports on risk monitoring activities including those related to risk tolerance limits, segregated fund hedging, liquidity stress testing and credit risk monitoring

—	reviewed reports on our risk concentrations and our exposure to reinsurance counterparties
—	met with OSFI to review its annual examination report and the status of items to review with management on a regular basis.

Capital

—	reviewed and recommended capital targets in accordance with OSFI guidelines
—	reviewed our capital position and financial strength with the Treasurer and other members of management, and made recommendations about allocation of capital, dividends and re-financings.

The members of the Risk Review Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2012.

MANAGEMENT INFORMATION CIRCULAR 2013

Director compensation

Compensation discussion and analysis

Our philosophy, approach and process

We have two primary compensation objectives:

—	to align directors’ interests with the interests of our shareholders
—	to fairly and competitively compensate directors in order to attract well qualified board members.

We set our target pay for directors (excluding the Chairman of the Board and the CEO) at the median (or middle) of total compensation (annual retainer and meeting fees) paid to directors of Canadian financial services sector peers. To determine median director pay, we review publicly available information from companies in a peer group consisting of Canadian financial institutions. We calculate the amount that a director at each financial institution would receive in a year assuming an equal number of board and committee meetings at each institution and an equal number of committee memberships for each director. We also benchmark the total compensation paid and trends in director compensation using a broad survey of 100 large Canadian public companies.

We benchmark pay for the Chairman of the Board against the compensation paid to the chairs of companies in our peer group. The average amount of total compensation is used as a baseline to assess the competitiveness of the Chairman’s compensation. The Governance, Nomination & Investment Committee considers other qualitative factors when making recommendations to the board on the Chairman’s compensation.

Our peer group is made up of five major Canadian banks and two insurance companies.

We selected these companies as peers because they are leading financial services organizations in Canada that we believe recruit director candidates with similar skills and experience as we seek.

— BMO Financial Group — CIBC — Great West Life — Manulife Financial	— RBC — Scotiabank — TD Bank Financial Group

The Governance, Nomination & Investment Committee reviews director compensation every year. It considers the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program relative to our peer group and makes recommendations to the board.

A description of changes made in 2012 to our directors’ compensation begins on page 33.

Program structure

Directors receive an annual retainer, committee retainers, meeting fees and travel fees for serving on the boards of Sun Life Financial and Sun Life Assurance. The cost is shared equally between the two companies. They are also reimbursed for reasonable travel expenses they incur to attend our board and committee meetings. Committee chairs receive an additional retainer because of their increased responsibilities.

Directors receive meeting fees of $1,500 for each set of board and committee meetings attended. Members of the special committee of the board that was created to consider the sale of our US annuities business, other than Mr. Connor and Mr. Sutcliffe, were paid a meeting fee for the one meeting of that committee in 2012.

We pay travel fees of $750 when a director travels within the province, or from a neighbouring province the night before, for each series of meetings attended. Travel fees of $1,500 are paid for travel from other destinations for each series of meetings attended.

MANAGEMENT INFORMATION CIRCULAR 2013

Directors receive 50% of their annual board retainer in DSUs. They can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of Sun Life Financial acquired on the open market.

The Chairman of the Board receives a separate annual retainer that includes a portion in DSUs equal to the value of DSUs received by the other directors. He is also reimbursed for reasonable travel and other expenses he incurs while carrying out his duties as Chairman. He does not receive meeting fees or travel fees.

Mr. Connor does not receive any director compensation because he is our CEO. Details regarding Mr. Connor’s compensation can be found in the Executive Compensation section of this circular beginning on page 37.

Changes to directors’ compensation

The board implemented a new committee structure after our 2012 annual meeting which involved reducing the number of committees from five to four and reassigning certain responsibilities among the committees (see page 24). The new structure substantially equalized the responsibilities and workload of the committees. In recognition of this change, the board approved increases to certain committee chair and committee member retainers as shown in the tables below.

Until May 9, 2012
Committee chair retainers
• Audit	$30,000
• Governance & Conduct Review	$20,000
• Investment Oversight	$20,000
• Management Resources	$30,000
• Risk Review	$30,000
Committee member retainers
• Audit	$10,000
• Governance & Conduct Review	$5,000
• Investment Oversight	$5,000
• Management Resources	$7,500
• Risk Review	$7,500

Effective May 10, 2012
Committee chair retainers
• Audit & Conduct Review	$30,000
• Governance, Nomination & Investment	$30,000
• Management Resources	$30,000
• Risk Review	$30,000
Committee member retainers
• Audit & Conduct Review	$10,000
• Governance, Nomination & Investment	$10,000
• Management Resources	$10,000
• Risk Review	$10,000

Changes to the directors’ annual retainer were approved effective January 1, 2013. The Governance, Nomination & Investment Committee reviewed information on directors’ compensation at companies in our peer group described above which showed our directors’ compensation was below the median of our peers. The committee also considered other factors, including that there had been no increase in the directors’ retainer since January 1, 2007 and the significant increase in the workload, responsibilities and expectations of directors since that time, and recommended an increase of approximately 9% in the directors’ retainer.

The Governance, Nomination & Investment Committee reviewed the Chairman of the Board’s retainer which was also at the lower end of the range of our peer group. The committee considered the substantial industry expertise that Mr. Sutcliffe brings to our board when conducting its assessment, and also that the value of the Chairman’s retainer had not been increased since January 1, 2005. The committee also considered Mr. Sutcliffe’s membership on the Risk Review Committee, for which he does not receive the $10,000 committee member retainer. In light of these factors, the committee recommended an increase of approximately 13% in the Chairman’s retainer.

The tables below show the changes to the directors’ and the Chairman’s annual retainers as approved by the board.

Until December 31, 2012
Board retainer	$110,000
Chairman’s retainer	$345,000

Effective January 1, 2013
Board retainer	$120,000
Chairman’s retainer	$390,000

MANAGEMENT INFORMATION CIRCULAR 2013

Share compensation plan

The board adopted a directors’ share compensation plan on December 6, 2000. Under the plan, directors receive DSUs equal to one quarter of 50% of the annual board retainer on the last business day of every quarter. Directors cannot convert DSUs to common shares or cash until they leave the board. To date, directors have converted all DSU awards under this plan to cash when they retired from the board.

Directors’ stock option plan

We have not granted any options to independent directors since 2002. All unexercised options granted to independent directors expired in June 2012 and no options were exercised by independent directors in 2012.

Share ownership guidelines

We believe it is important for our directors to have a significant stake in the company to align their interests with those of our shareholders.

The directors’ share ownership guideline was increased from $550,000 to $600,000 effective January 1, 2013 to maintain the guideline amount at five times the directors’ annual retainer. Directors (other than Mr. Connor) must own at least $600,000 in common shares and/or DSUs within five years of being elected to the board, or by June 30, 2015, whichever is later. If the value of common shares changes significantly and a director no longer meets the share ownership guideline, the board will give consideration to allowing the director a period of time to bring the value of his or her holdings back to the guideline level. Directors may not engage in equity monetization transactions or hedges involving securities of Sun Life Financial (see page 45).

As CEO, Mr. Connor has separate share ownership requirements which are described on page 45.

MANAGEMENT INFORMATION CIRCULAR 2013

Share ownership

The table below shows the common shares and DSUs each director (other than Mr. Connor) held as of February 28, 2013 and February 29, 2012, and the portion they chose to receive in common shares or DSUs (excluding the portion of the annual board retainer that is automatically paid in DSUs).

Director	Year	Number of common shares	Number of DSUs	Total number of common shares and DSUs	Total value of common shares and DSUs ($)	Guideline met (✓) or value ($) required to meet guideline	Portion chosen as share compensation (%)
William D. Anderson	2013	11,850	6,171	18,021	519,185	80,815	-

	2012	8,850	3,577	12,427	270,287	279,713	-

	Change	3,000	2,594	5,594	248,898
Richard H. Booth	2013	2,500	5,945	8,445	243,300	356,700	50

	2012	2,000	3,364	5,364	116,667	433,333	-

	Change	500	2,581	3,081	126,633
John H. Clappison	2013	2,000	29,135	31,135	896,999	✓	50

	2012	1,000	22,504	23,504	511,212	38,788	50

	Change	1,000	6,631	7,631	385,787
David A. Ganong	2013	7,567	25,386	32,953	949,376	✓	-

	2012	7,567	21,668	29,235	635,861	✓	-

	Change	0	3,718	3,718	313,515
Martin J. G. Glynn	2013	7,321	4,955	12,276	353,672	246,328	50

	2012	4,017	2,432	6,449	140,266	409,734	50

	Change	3,304	2,523	5,827	213,406
Krystyna T. Hoeg	2013	3,405	33,015	36,420	1,049,260	✓	-

	2012	3,405	28,851	32,256	701,568	✓	-

	Change	0	4,164	4,164	347,692
David W. Kerr	2013	8,000	29,949	37,949	1,093,311	✓	-

	2012	8,000	23,659	31,659	688,583	✓	50

	Change	0	6,290	6,290	404,728
Idalene F. Kesner	2013	15,291	17,469	32,760	943,816	✓	-

	2012	15,291	14,214	29,505	641,734	✓	-

	Change	0	3,255	3,255	302,082
Mitchell M. Merin	2013	19,158	22,974	42,132	1,213,823	✓	50

	2012	17,256	19,397	36,653	797,203	✓	100

	Change	1,902	3,577	5,479	416,620
Hugh D. Segal	2013	8,657	9,004	17,661	508,813	91,187	-

	2012	6,582	6,244	12,826	278,966	271,034	-

	Change	2,075	2,760	4,835	229,847
Barbara G. Stymiest	2013	5,000	4,016	9,016	259,751	340,279	80

	2012	5,000	0	5,000	108,750	441,250	80

	Change	0	4,016	4,016	151,001
James H. Sutcliffe	2012	8,000	36,570	44,570	1,284,062	✓	100

	2011	8,000	20,422	28,422	618,179	✓	100

	Change	0	16,148	16,148	665,883

The closing value of our common shares on the TSX was $28.81 on February 28, 2013 and $21.75 on February 29, 2012.

MANAGEMENT INFORMATION CIRCULAR 2013

Compensation details

Director compensation table

We paid a total of $2,481,703 to the directors of Sun Life Financial and Sun Life Assurance in 2012, compared to $2,564,270 in 2011.

Name	Fees earned ($)	Share- based Awards ($)	Option- based awards ($)	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
William D. Anderson	131,193	55,000	-	-	-	-	186,193
Richard H. Booth	119,709	55,000	-	-	-	-	174,709
Jon A. Boscia	37,587	19,627	-	-	-	5,000	62,214
John H. Clappison	66,551	121,550	-	-	-	-	188,101
David A. Ganong	117,918	55,000	-	-	-	-	172,918
Martin J. G. Glynn	58,354	113,355	-	-	-	-	171,709
Krystyna T. Hoeg	137,601	55,000	-	-	-	-	192,601
David W. Kerr	56,831	111,832	-	-	-	-	168,663
Idalene F. Kesner	115,810	55,000	-	-	-	-	170,810
Mitchell M. Merin	40,250	150,262	-	-	-	-	190,512
Ronald W. Osborne	33,695	19,627	-	-	-	25,000	78,322
Hugh D. Segal	106,810	55,000	-	-	-	-	161,810
Barbara G. Stymiest	15,037	95,484	-	-	-	-	110,521
James H. Sutcliffe	-	345,000	-	-	-	107,620	452,620
TOTAL							2,481,703

The amounts in the All other compensation column for Mr. Boscia and Mr. Osborne represent charitable donations that were made when they retired. The amount shown for Mr. Sutcliffe represents the cost to the company of spousal travel and Toronto accommodations in lieu of reimbursement for hotel expenses. In light of Mr. Sutcliffe’s overseas residence and the frequency with which he must travel to Toronto to perform his duties as Chairman, the board determined that it was appropriate for the company to pay these expenses. No deduction has been made for notional hotel expenses that otherwise would have been reimbursed to Mr. Sutcliffe following his trips to Toronto.

MANAGEMENT INFORMATION CIRCULAR 2013

Executive compensation

This section discusses our approach to compensation, how we make decisions, the different components of our compensation program, what we paid our named executive officers in 2012 and why.

Our five named executive officers for 2012 are:

—	Dean A. Connor, President and Chief Executive Officer (CEO)
—	Colm J. Freyne, Executive Vice-President and Chief Financial Officer (CFO)
—	Westley V. Thompson, President, SLF U.S.
—	Stephen C. Peacher, Executive Vice-President and Chief Investment Officer
—	Kevin P. Dougherty, President, SLF Canada, and President, Sun Life Global Investments (SLGI).

Management prepared the compensation discussion and analysis and compensation details outlined below on behalf of the Management Resources Committee (committee). It was reviewed and approved by the committee and our board of directors. All figures are in Canadian dollars unless stated otherwise.

Letter to shareholders	38

Compensation decisions for 2012 and 2013	41

Comparing shareholder value to executive compensation	43

Compensation discussion and analysis (CD&A)
— Our philosophy and approach	44
— Aligning with regulatory and governance principles	45
— Our decision-making process	47
— Our compensation program	53

Compensation details
— Summary compensation table	64
— Incentive plan awards	66
— Pension benefits	73
— Termination and change of control benefits	74
— Aggregate compensation for Material Risk Executives	79
— Securities authorized for issue under equity compensation plans	80

MANAGEMENT INFORMATION CIRCULAR 2013

Letter to shareholders

In 2012, we began to execute on our strategic plan to accelerate growth, improve return on equity and reduce volatility by concentrating on four key pillars:

—	Continuing to build on our leadership position in Canada in insurance, wealth management and employee benefits
—	Becoming a leader in group insurance and voluntary benefits in the U.S.
—	Supporting continued growth in MFS Investment Management (MFS) and broadening our other asset management businesses around the world
—	Strengthening our competitive position in Asia.

We believe our current compensation programs are structured to support the achievement of these strategic objectives. The performance targets used in our annual incentive plan (AIP) reflect financial and non-financial objectives that are aligned to the annual business plan approved by the board based on this strategy. Our long-term success on these strategic pillars will be reflected in both our absolute and relative share price performance, which are the key measures used in our long-term incentives and represent a significant portion of pay for our most senior leaders. In addition to incentives, providing competitive salaries and other pension and benefit programs ensures we attract and retain the talent needed to execute on our strategy.

We continue to have a strong emphasis on risk management as this is an essential part of our strategy and contributes to our long-term success. We continually monitor and enhance our risk management practices and processes, including those relating to compensation risk, to help reinforce our standard of integrity and ensure we maintain a strong link between pay and performance.

This letter provides a brief overview of corporate performance in 2012, governance activities over the past year, and compensation highlights. We provide details of key executive pay decisions for 2012 and changes to our compensation program in 2013 in the section after this letter.

Our performance in 2012

Overall results for 2012 were above expectations, and we made progress in all areas central to our four pillar strategy. Specifically:

Continuing to build on our leadership position in Canada in insurance, wealth management and employee benefits
Award winning Money for LifeTM campaign
Expanded distribution capability and significant product restructuring in Individual Insurance and Investments
Growing Sun Life Global Investments (SLGI) Canada, including increasing sales of Sun Life mutual funds through the Career Sales Force
Becoming a leader in group insurance and voluntary benefits in the U.S.
Sale of U.S. annuity business and certain life insurance businesses announced in December accelerates de-risking and transformation
Growing the group benefits insurance business through expanding the distribution organization
Building the voluntary benefits business by establishing a dedicated sales force, launching new products and aligning customer research to long-term planning
Supporting continued growth in MFS Investment Management and broadening our other asset management businesses around the world
Record sales and assets under management (AUM) at MFS: US$86 billion and US$323 billion, respectively
Expanded asset management capabilities in China with creation of Sun Life Everbright Insurance Asset Management Co.
Expanded global footprint with new distribution presence in Australia and integrated McLean Budden operations in Canada

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Strengthening our competitive position in Asia
Strategic partnership with Khazanah Nasional Berhad to jointly acquire 98% of CIMB Aviva Assurance Berhad, a Malaysian life insurance company, and CIMB Aviva Takaful Berhad, a Malaysian takaful company
Creating PVI Sun Life Insurance Company Limited (PVI Sun Life), a new joint venture in Vietnam
Expanded distribution and sales momentum at Sun Life Grepa in the Philippines

In addition to these achievements, the company recorded operating net income of $1,679 million and operating return on equity of 12.3%, positive results particularly in the context of a low interest rate environment.

Compensation continues to be closely aligned with performance as our improved business results and value creation for shareholders had an impact on pay for named executive officers and the broader employee population for 2012, as shown below:

	2011	2012
Business results assessment under AIP for the total company	41% below target	30% above target
Payouts under performance share units	81% below grant value (granted in 2009, paid in early 2012)	3% below grant value (granted in 2010, paid in early 2013)
Total compensation for named executive officers (millions) (see page 43)	$26.1	$40.4
Outstanding deferred compensation (share units and options) for Material Risk Executives (see page 79)	Declined in value by 48%	Increased in value by 131%

Governance

Governance and risk management activities are conducted throughout the year as part of the oversight duties of the board and its committees and the day-to-day responsibilities of management. We integrate risk management principles into our decision-making processes across the organization, and we regularly review our executive compensation program to ensure the various components are aligned with governance, risk management and regulatory principles.

In addition, we ensure the various components of our executive compensation program are aligned through a robust and on-going internal audit process that confirms alignment with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices. We also ensure our compensation programs align with the Canadian Coalition for Good Governance’s (CCGG) executive compensation principles.

We meet with governance and shareholder groups to exchange dialogue on our approach to compensation and continue to receive positive feedback on our disclosure practices from shareholders through our advisory vote on executive compensation (“say on pay”). This engagement helps ensure that our decisions and actions continue to align with shareholder expectations.

We completed a review of our Total Rewards philosophy in 2012 with a particular emphasis on alignment to our four pillar business strategy and to ensure our philosophy is focused on creating sustainable value for shareholders. As a result of this review, we feel our programs remain aligned to our strategy and creating value for shareholders and are competitive with peers, which allows us to attract and retain talent. However, we did make some enhancements which included:

—	Various changes to weightings within the AIP to increase focus on our four pillar strategy
—	Shifting the LTI mix away from options to align with governance and shareholder expectations, as well as reduce the volatility of LTI payouts and increase the perceived value for participants.

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Compensation highlights

After assessing our 2012 performance and considering the recommendations of the committee, the board approved the following compensation decisions:

—	Selective salary increases for the executive population, including two named executive officers
—

Total company performance factor of 130% of target for the AIP reflecting above target performance on net income and value of new business (VNB) and good progress on Key Business Performance Indicators (KBPIs). This final score included discretion to lower the calculated result (see page 70).

—

Payouts under the 2010 Performance Share Unit (PSU) plan based on a performance factor of 87% of target, reflecting performance against two equally weighted, pre-established performance measures over the three-year period from 2010 through 2012:

—	relative total shareholder return (TSR), which was slightly below target, and
—	earnings per share (EPS), which was also slightly below target

The payout, which reflects our performance, change in share price and accrued dividends, was 97% of the initial grant value.

—	2013 target annual incentive levels based on competitive practice and the 2013 business plan
—	2013 mid and long-term incentive awards that primarily reflect competitive practice, the ultimate value of which will reflect our performance over the next three to 10 years.

Conclusion

2012 was a good year for our company. As we continue to execute on our four pillar strategy, the board and committee believe the decisions and actions we made will continue to demonstrate a strong link between pay and long-term shareholder value.

We continue to seek feedback from shareholders on all aspects of our executive compensation program and to provide clear information that helps you understand our approach to compensation and how we align pay to performance.

We strive to understand executive compensation issues that our shareholders believe are important and we firmly believe that an open and ongoing dialogue is key to this process. We invite you to contact us at boarddirectors@sunlife.com on matters relating to executive compensation and encourage you to take advantage of your ‘say on pay’ again in 2013.

Sincerely,

Krystyna T. Hoeg, CA Chair, Management Resources Committee	James H. Sutcliffe, FIA Chairman of the Board

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Compensation decisions for 2012 and 2013

2012 compensation decisions and approvals

We evaluate business performance and the competitiveness of our compensation programs regularly and receive input from the committee’s independent consultants and management as part of the process. This research and analysis provides important context for the board’s compensation decisions, including approval of any changes to our compensation programs.

The table below is a summary of the compensation decisions and the resulting pay levels of our named executive officers. We describe the plans, payouts and new grants in more detail starting on page 66.

	Annualized salary		Annual incentives				Mid-term incentives			Long-term incentives
		2013 $	2012 actual incentive		Target incentive (% of salary)		2010 PSU payout (vested and paid in early 2013)		2013 Sun Share grant $	Value of options exercised in 2012 $	Value of options granted in 2013 $
Named executive officer	2012 $		$	% of target	2012	2013	$	% of grant value
Dean A. Connor	950,000	1,000,000	2,000,000	168%	125%	125%	820,316	97%	3,562,513	0	1,187,502
Colm J. Freyne	515,000	525,000	515,515	143%	70%	70%	434,297	97%	750,013	0	250,000
Westley V. Thompson	US 635,000	US 635,000	US 990,600	156%	100%	100%	US 1,093,101	97%	US 1,650,027	US 0	US 550,005
Stephen C. Peacher	US 515,000	US 515,000	US 1,456,935	141%	200%	200%	US 745,300	97%	US 1,125,012	US 0	US 375,004
Kevin P. Dougherty	585,000	585,000	699,660	150%	80%	100%	675,540	97%	1,087,506	0	362,504

The board assessed the performance of each named executive officer against his individual objectives for 2012. Summaries of performance for each named executive officer that formed the basis for board decisions on salary adjustments, individual multipliers under the AIP and long-term incentive grants are provided starting on page 71.

Incentive Share Units (ISUs) were granted to Mr. Thompson on August 18, 2009 as a special incentive to support the organic growth of the U.S. business group through the end of 2012. The ISUs expired without value in February 2013 as the VNB performance of the U.S. business group was below threshold under the plan.

Changes in 2013

The committee reviewed our compensation programs relative to competitive practice and approved the following changes for 2013.

Annual incentive plan

We reviewed the performance measures for the AIP in the context of our four pillar strategy and decided to continue using three performance measures in 2013:

—	Operating EPS on a constant currency basis (operating income is used for business group performance assessments)
—	VNB (net sales for the MFS component)
—	KBPIs, which reflect a balance of financial and non-financial measures.

We set our annual EPS target used in the AIP based on operating earnings. Starting in 2012, we also supplemented the evaluation and disclosure of our financial results by removing the direct impact of changes in interest rates and equity markets. This additional “core earnings” measure of performance allows shareholders

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to better understand our underlying income by removing factors that are outside the immediate control of management in the short run. The committee reviews the nature and impact of these adjustments and considers modifying the final AIP assessment if the core earnings are reflective of management performance and should impact compensation. In making its final assessment, the committee and board are also guided by whether the results were achieved within the approved risk profile and appetite levels.

For 2013, the VNB result for the total company will be calculated as separate weighted components for MFS (using net sales) and the remaining Sun Life businesses. This change provides focus on an important element of performance and ensures MFS reflects an appropriate weight on overall total company results.

The board also approved a change to AIP weights for Executive Team members who run a business group to create a better balance between the total company and the business group for which they have accountability. The following table summarizes our AIP weightings for 2012, and changes beginning in 2013, for our named executive officers:

Position	Current AIP Weighting		Weighting for 2013
	Total Company	Business Group	Total Company	Business Group
President and Chief Executive Officer	100%	-	No Change
Executive Vice-President and Chief Financial Officer	100%	-	No Change
President, SLF U.S.	100%	-	50%	50%
President, SLF Canada and President, SLGI	100%	-	50%	50%
Executive Vice-President and Chief Investment Officer	50%	50%	No Change

Executive Team members who run a business group will continue to have a significant portion of their compensation tied to total company results through the mid and long-term incentive programs.

Mid and long-term incentive program

We continued to reduce the emphasis on options and increase the emphasis on Sun Shares. Specifically, the CEO and Executive Team members’ weighting of mid and long-term incentives will shift from 50% Sun Shares / 50% options to 75% Sun Shares / 25% options. Senior Vice-Presidents will no longer receive grants of options, only grants of Sun Shares.

This change aligns with market practice to continue to de-emphasize the use of options in favour of share units which provide more stable and less leveraged payouts over time. Sun Shares also provide a total return perspective that captures absolute share price, dividends and relative return versus peers, whereas options only reflect the increase in share price over time.

Additional information about our mid and long-term incentive program changes can be found on page 55.

Share ownership requirements

The board approved a new requirement for executives who have not achieved their minimum share ownership requirements. Beginning in 2013, executives who do not achieve their share ownership requirements by their achievement due date will automatically have 20% of their annual incentive compensation for the upcoming performance year paid in Deferred Share Units (DSUs). Additional information about our executive share ownership requirements and the ownership of our named executive officers can be found on pages 45 and 59, respectively.

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Comparing shareholder value to executive compensation

The graph below compares our total shareholder return over the five years ending December 31, 2012 to the performance of the S&P/TSX Composite Index and the TSX Financial Services Index. It assumes $100 was invested in our common shares on December 31, 2007 and dividends were reinvested on the ex-dividend date.

The graph also shows the relationship between shareholder value and total compensation for the named executive officers (limited to the CEO, CFO and the next three highest paid active employees in the years when we had more than five named executive officers). The NEO Total Compensation Index shows the change in total compensation indexed at 100 to provide a clearer picture of the trend over the same period.

For purposes of comparing compensation to performance, we define total compensation as:

—	paid salaries
—	annual incentives for the year they were earned
—	the value of outstanding mid and long-term incentive awards at year-end
—	the value received during the year from settling awards or exercising options
—	the compensatory pension expense related to the fiscal year of service.

Year ending December 31	2007	2008	2009	2010	2011	2012
Sun Life Financial	100	54	60	62	42	62
S&P/TSX Composite Index	100	68	91	107	97	104
S&P/TSX Financial Services (FS) Index	100	56	73	90	99	129
NEO Total Compensation Index	100	31	43	63	34	53
Total compensation of named executive officers (millions)	$76.6	$23.4	$32.6	$48.2	$26.1	$40.4

The NEO Total Compensation Index closely aligns with our total shareholder return over the past five years.

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Compensation discussion and analysis (CD&A)

Our philosophy and approach

We have two primary compensation objectives:

—	to align employee interests with the interests of our shareholders
—	to attract, retain and reward our leadership team.

Our compensation model rewards executives for achieving strong business results and meeting individual performance expectations.

Our compensation programs are strongly linked with shareholder interests and long-term shareholder returns because:

—	performance targets in the AIP are based on the annual business plan approved by the board and aligned with the company’s risk framework which outlines our risk appetite levels
—	AIP awards reflect value added for shareholders through earnings, profitable sales and progress against strategic initiatives / enterprise priorities
—	we defer a significant portion of compensation for named executive officers and other senior executives
—	absolute and relative shareholder returns over multiple three year periods determine the value of deferred compensation under our mid-term incentive plan
—	absolute shareholder returns up to a 10 year period determine the value of options.

We set our target pay for each element of compensation at the median (or middle) of pay levels of peer companies and benchmark the target total compensation to ensure the overall positioning for each role is appropriate. Then we adjust the target pay based on achieving both business and individual performance goals. If we add value for shareholders through superior performance above target, that will result in pay above median. Performance below expectations will result in pay that is below median.

Pay mix

Most of what we pay our executives is a combination of deferred and variable compensation (at risk pay). We use a different mix of mid and long-term incentive awards for different position levels, recognizing that senior executives have more influence over business results. The more senior an employee, the greater the emphasis we place on variable pay and performance-related mid and long-term incentives. At risk pay accounts for about 86% of total compensation paid to our CEO and 72% for the Executive Team.

Setting targets

Salary ranges are set for each position level based on the market median for salaries of similar roles at peer companies in each location where we operate. Then we set individual salaries within these ranges based on the scope and mandate of the role, internal equity and the individual’s experience and performance. For our most senior executives, we also size-adjust our target pay levels to take into account our smaller size relative to the majority of our peers.

We express targets for the AIP as a percentage of salary, and more senior roles have progressively higher targets reflecting increased accountability for our results and alignment with competitive practice. The actual payout can be above, at or below target, and varies based on business and individual performance.

We develop ranges for the target mid and long-term incentive awards for each eligible position level based on the median competitive practice in each location where we operate. We fund the overall pool using the total of all target awards for each eligible position. The pool is allocated among our business leaders so they can decide the award for each of their eligible participants based on individual performance and contributions during the year, and their potential impact on our long-term results. We grant these awards as a fixed dollar amount,

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however, the actual payout value varies based on our share price, dividends and in the case of Sun Shares, our performance relative to peers over the performance period.

We align perquisites, benefits and pension arrangements with the median of practices among peer companies. Their values do not fluctuate significantly with business or individual performance.

Share ownership requirements

We believe it is important for our executives to have an ongoing stake in the company and to align their interests with those of our shareholders.

We have established minimum levels of share ownership directly in proportion to the executive’s compensation and position. Our CEO is required to hold seven times his annual salary in our common shares or share units, while the other named executive officers must hold at least four times their annual salaries. Executives have five years to achieve their ownership requirements. In 2012, we updated our policy for executives who are promoted to give them three years from the date of promotion to meet the minimum requirement, which aligns to the performance cycle for our mid-term incentive plan (i.e., Sun Shares).

Executives who have passed their achievement due date and who have not achieved their ownership requirements by the end of that year will automatically have 20% of their annual incentive compensation for the upcoming performance year paid in DSUs.

We also have post-retirement ownership requirements for Executive Team members. The CEO may not take any action that would result in him holding less than 100% of his ownership requirement during the first year of retirement or less than 50% of his ownership requirement during the second year of his retirement. Other Executive Team members may not take any action that would result in them holding less than 100% of their ownership requirement during the first year of their retirement.

We have a policy that prohibits all insiders subject to our share ownership requirements from participating in equity monetization transactions or hedges involving securities of Sun Life Financial. All insiders must follow our insider trading rules, and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chairman of the Board. The Chairman of the Board must notify the Chairman of the Governance, Nomination & Investment Committee.

Clawbacks

Our CEO and CFO are required by law to reimburse their incentive compensation if there is an incidence of misconduct and we need to restate our financial statements. Former or current employees can be required to pay back any or all of the incentive compensation they received or realized in the previous 24 months if the employee was involved in misconduct and the misconduct directly or indirectly resulted in the employee receiving or realizing a higher amount of incentive or deferred compensation. Misconduct is characterized as fraud, dishonesty, negligence or non-compliance with legal requirements or our policies, any other act or omission that would justify termination of employment for cause, and any failure to report or take action to stop misconduct of another employee that an employee knew, or ought to have known about.

Our clawback policy also gives the board discretion to recover any or all incentive compensation received or realized by Executive Team members during the 24 months prior to a material restatement of our financial results (other than a restatement due to a change in accounting policy) if the incentive compensation received or realized by Executive Team members during such a period would have been less had the restated financial results been known.

Aligning with regulatory and governance principles

We monitor our compensation programs and processes to ensure they align with relevant Canadian and global regulatory and governance principles and best practices.

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The table below outlines how we align with the FSB’s Principles for Sound Compensation Practices and CCGG’s Executive Compensation Principles.

FSB Principles		Aligned	Comments
1.	The firm’s board of directors must actively oversee the compensation system’s design and operation.	yes	—	The committee consists entirely of independent directors and oversees and approves the design and operation of each material compensation program. This includes information on scenario testing, total payouts and significant changes to the design of material incentive plans.
2.	The firm’s board of directors must monitor and review the compensation system to ensure the system operates as intended.	yes	—	We have a formal and comprehensive process that involves decision-making at the management, committee and board levels.
			—	The committee meets regularly to discuss various compensation and human resources matters and makes recommendations to the board for consideration, review and approval.
			—	We discuss our decision-making process in detail beginning on page 47.
3.	Staff engaged in financial and risk control must be independent, have appropriate authority, and be compensated in a manner that is independent of the business areas they oversee and commensurate with their role in the firm.	yes	—	Compensation for senior positions in business group risk and control functions (defined as finance, actuarial, risk management, compliance and internal audit) is based solely on total company performance.
			—	Heads of business group risk and control functions have solid line reporting to corporate office control function leaders and dotted line reporting to applicable business leaders. This ensures that risk and control roles provide effective oversight of the business while achieving their functional objectives. All Internal Audit staff are considered independent and do not have any reporting to business leaders.
4.	Compensation must be adjusted for all types of risk.	yes	—	Our risk management process monitors our performance relative to the risk appetite levels approved by the board.
			—	The Chief Risk Officer makes an annual presentation to the committee that reviews enterprise key risks and our Senior Vice-President, Total Rewards discusses the implications for compensation.
			—	We discuss our alignment of compensation and risk management in detail on page 48.
5.	Compensation outcomes must be symmetric with risk outcomes.	yes	—	A significant portion of our executive compensation is variable and at risk, either at the time of award or at the time of payout. See Pay mix on page 53 for more information.
6.	Compensation payout schedules must be sensitive to the time horizon of risks.	yes	—	As described on page 55, a significant portion of variable and at risk compensation is awarded as equity-based compensation. Share units vest at the end of three years and, for senior executives, are adjusted at payout based on performance. Options vest over four years. The Sun Share plan includes a provision that allows the board to cancel any or all vested Sun Shares if it determines that the payout would seriously jeopardize our capital position or solvency.
			—	We have a clawback policy that applies to all employees and an enhanced provision for our Executive Team based on a material financial restatement (see page 45 for details).
7.	The mix of cash, equity and other forms of compensation must be consistent with risk alignment.	yes	—	Our executive compensation program features a competitive mix of cash, variable and deferred compensation. The mix varies by level of executive and reflects a higher weighting for deferred compensation at higher executive levels. Higher levels of deferred compensation align with the greater impact that an executive can have on risk. Executive Team members generally receive more than 50% of their compensation in deferred, share-based awards that are subject to performance and vesting requirements.

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CCGG Principles		Aligned	Comments
1.	A significant component of executive compensation should be “at risk” and based on performance.	yes	—	A significant portion of compensation for all executives is variable and at risk, either at the time of award or at the time of payout (see page 53 for details).
			—	We shifted the mix of LTI awards starting in 2013 to put more emphasis on share units (versus options), which incorporate an explicit relative TSR performance measure.
2.	“Performance” should be based on key business metrics that are aligned with corporate strategy and the period during	yes	—	Our AIP is based on three equally weighted performance measures that balance financial performance, profitable sales (net sales for MFS) and strategic initiatives that align with our four pillar strategy.
	which risks are being assumed.		—	Payouts under our share unit plans reflect relative and absolute total shareholder return performance.
			—	Incentives measure different performance periods which align with the longer term risk horizon of the insurance business.
3.	Executives should build equity in the company to align their interests with those of shareholders.	yes	—	All of our executives are required to meet and maintain minimum levels of share ownership, including post-retirement holding requirements for our Executive Team. See page 45 for our share ownership requirements, and page 59 for the share ownership of each of the named executive officers.
4.	A company may choose to offer pensions, benefits and severance and change-of-control entitlements. When such	yes	—	Legacy Canadian defined benefit pensionable earnings are capped at 65% of final average earnings (including actual bonus up to target, and target bonus capped at 100% of salary).
	perquisites are offered, the company should ensure that the benefit entitlements		—	All newly hired executives participate in defined contribution plans with earnings capped at 100% of base salary plus target bonus.
	are not excessive.		—	Severance is based on common law in Canada and a severance formula in the U.S. Change of control provisions provide incremental benefits under a double trigger scenario, with all benefits for the named executive officers limited to 24 months salary plus the target bonus, a lump sum amount in lieu of continuation of benefits and payouts of mid and long-term incentives.
5.	Compensation structure should be simple and easily understood by management, the board and shareholders.	yes	—	Our compensation structure consists of a base salary and participation in an annual incentive plan, long-term incentive plan and standard pension and benefit plans. By the end of 2013, the Sun Share plan and DSU plan will be the only share unit plans in operation.
			—	Shareholders continue to provide strong support for our pay programs evidenced by the results of our annual advisory vote on executive compensation (“say on pay”). We were recognized as the top company in The Globe and Mail’s annual “Board Games” corporate governance ranking, including receiving full marks for compensation related disclosure.
6.	Boards and shareholders should actively engage with each other and consider each other’s perspective on executive	yes	—	We continually seek feedback from shareholders on all aspects of our executive compensation program and strive to understand executive compensation issues that our shareholders believe are important.
	compensation matters.		—	Each year we carefully review our disclosure and make adjustments based on shareholder feedback.

Our decision-making process

We use a formal decision-making process that incorporates proper oversight, assessment of performance and value added for shareholders, benchmarking against peers, independent advice, an annual decision-making cycle and the use of board discretion when appropriate.

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Committee involvement and composition

The committee is responsible for assisting the board in ensuring we have the leadership resources for succession of senior executive positions and the programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives without encouraging excessive risk taking. The committee actively oversees compensation design and operation with a focus on the programs that are considered to be material to the company. The committee and board exercise control over the compensation programs at MFS through approval of the annual salary budget, bonus pool and long-term equity awards.

The committee is composed entirely of independent directors. Committee members have a wealth of direct experience related to executive compensation, succession planning and risk management. Collectively, they have the expertise required to make decisions on executive compensation and governance. Krystyna T. Hoeg, Chair of the committee, was the President and Chief Executive Officer of Corby Distilleries Limited for more than 10 years, during which she had direct responsibility for executive compensation matters. Ms. Hoeg currently serves on the compensation committees of two other TSX 60 issuers, one as committee chair, and was previously Chair of our Audit Committee, which has primary oversight responsibility for our actuarial function. David W. Kerr was Chairman of the committee from 2006 to 2011 and continues to serve as a member. He is also a member of the compensation committee of another TSX 60 issuer. Hugh D. Segal is a member of the compensation committee of another Canadian public company. Barbara G. Stymiest is Chair of the board of directors of Research in Motion Limited (BlackBerry) and as such has direct involvement in executive compensation matters at that company. As business leaders in education and investment management, respectively, Idalene F. Kesner and Mitchell M. Merin have gained expertise in executive compensation and corporate governance throughout their careers.

The committee’s membership is reviewed annually to ensure that members have the experience and expertise required to fulfil the committee’s mandate. More information on the members and the operation and activities of the committee can be found on page 29. The profiles of committee members who are standing for re-election are contained in the section on director nominees starting on page 7.

Incentive Plan Review Group

A group of senior executives from finance, actuarial, risk management, human resources and internal audit comprise our Incentive Plan Review Group (IPRG) and participate in the compensation decision-making process. The IPRG meets prior to each committee meeting to review the design of our incentive compensation plans, performance targets and assessments, and information on risk management. It provides input for the CEO, committee and the board to consider as part of their final recommendations and approvals. The board makes compensation decisions based on the recommendations and advice of the committee and independent consultants. See Decision-making cycle on page 52 for more information.

Alignment of compensation programs and risk management

Risk management is integral to our overall business strategy and long-term success. We are confident our compensation programs are strongly aligned to the organization’s risk management practices through our:

—	Governance structure for the approval of incentive compensation plans
—	Processes used to support the alignment of compensation and risk management
—	Design of incentive compensation plans.

Governance structure for compensation approvals

The committee reviews the broad-based annual, mid and long-term incentive plans which represent approximately 85% of the total spend on incentive programs across the enterprise. The remaining plans are generally sales compensation plans developed within approved frameworks by business groups to support the annual business plan. Amounts and key risks under these plans are presented to the committee on an annual basis.

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In addition to formal approval processes, the following enhancements have been made to provide the committee with additional oversight of the alignment of compensation and risk management:

—

Identification of Material Risk Executives (MREs). MREs are individuals in roles having a material impact on our risk exposure. Pay decisions for MREs are reviewed by the committee and our alignment of their compensation with long-term performance of the company is ensured through a minimum of 40% that is variable and deferred. See page 79 for the aggregate compensation of our MREs.

—

Application of compensation clawbacks. The clawback provision applies to all employees in the event of misconduct that leads to incentive overpayment and to Executive Team members in the event of a material financial restatement, other than due to a change in accounting policy.

—

Ability to lower share unit payments. The committee and board have discretion in the Sun Share plan to cancel all outstanding awards if they determine that payments would seriously jeopardize our capital position or solvency.

—

Application of overall discretion. The committee and board have discretion to lower or zero out AIP or Investment Incentive Plan (IIP) awards, and to lower or not grant LTI awards to individuals or groups, if they conclude results were achieved by taking risks outside of board approved risk appetite levels.

—	Annual audit of our programs. Internal Audit conducts an annual review of our programs against the FSB Principles and reports to the committee on its findings.

Processes supporting the alignment of compensation and risk management

Our compensation design and review processes incorporate the following risk management practices:

—	Each year an annual business plan is developed and approved by the board based on approved risk appetite levels which is used as the basis for setting annual performance targets under the AIP.
—	The Chief Risk Officer makes an annual presentation to the committee on the key enterprise risks.
—

The committee receives updates on the incentive plan assessments, including an integrated risk dashboard that highlights various categories of financial and non-financial risk, including human resources and people risks.

—

The IPRG meets prior to each committee meeting to review incentive plan decisions from the perspective of finance, actuarial, risk management, human resources and internal audit. The committee considers input from the IPRG when it develops its recommendations for the board.

—

The committee reviews information on the grant value and outstanding value of all salary, bonus and long-term incentive awards over the past five years for each member of the Executive Team. The committee also reviews stress testing analysis for Executive Team members by reviewing the potential value of outstanding equity awards over a range of future share prices.

—

The committee annually reviews aggregate payouts under all incentive programs, the processes and the control environment governing incentive plans and areas of focus for the upcoming year based on an assessment of indicators of potential risk such as size of plan, size and variability of payout levels, and plan design features.

Design of incentive compensation plans to mitigate risk

The design of our incentive plans helps to mitigate risk, as follows:

—	Designs are stress tested to ensure an understanding of possible outcomes
—	Pay mix is managed so that more senior roles have a significant portion of their compensation deferred
—	Caps on payouts are incorporated in all non-sales compensation plan designs
—	Risk management and other specific control function goals are included as measures under the KBPI component of the AIP
—	Performance measures generally include a mix of financial and non-financial measures

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—	AIP funding is limited to total company and business group performance, with no direct compensation impact for sales or decisions around individual products within a business group
—	IIP funding is at the aggregate Investments level, with no direct compensation impact on individual investment decisions within an asset class.

Use of discretion

The board has discretion to increase or decrease awards under the AIP based on its assessment of risk management and the impact on our financial results, and other factors that may have had an effect on performance. The board has discretion to lower or zero out AIP or IIP awards, and to lower or not grant new LTI awards for individuals or groups, if it concludes that results were achieved by taking risks outside of board approved risk appetite levels. Under the Sun Share plan, the board has discretion to cancel all outstanding awards if it determines that payment would seriously jeopardize the capital position or solvency of the organization.

Benchmarking

We benchmark our programs and compensation levels to make sure we are competitive with the market. This is done before the start of each performance period by gathering data by position and compensation component from published surveys. The information is used to evaluate our salary structure and target incentive levels, and review each component and overall target compensation levels.

Two comparator groups are used to benchmark our compensation levels for named executive officers – a Canadian peer group for Canadian executives and a U.S. peer group for U.S. executives.

Canadian peer group

The Financial Services Executive Report, produced by the Hay Group, is used for Canadian executives. It provides percentile data on each compensation component and total compensation for executives in the Canadian financial services sector.

Our Canadian peer group is made up of six major Canadian banks and one insurance company.

We selected these companies as peers because they represent the leading financial services organizations in Canada that we compete with for talent, and they participate in the published compensation survey.

— BMO Financial Group — CIBC — Manulife Financial — National Bank	— RBC — Scotiabank — TD Bank Financial Group

To reflect that we are smaller than these peers, we work closely with the committee’s independent compensation consultant, Hugessen Consulting Inc. (Hugessen), to develop competitive market ranges for each of our executives. This involves using regression analysis to adjust competitive values based on our size, or by reviewing equivalent level positions at each peer company using the Hay Group’s standard job sizing methodology. We also review Great-West Life’s public information when benchmarking our CEO’s compensation and compare equivalent positions amongst S&P/TSX 60 companies.

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U.S. peer group

The Diversified Insurance Study of Executive Compensation, produced by Towers Watson, is used for U.S. executives. It provides percentile data on each compensation component and total compensation paid to executives in the U.S. insurance industry. We also review the publicly available compensation information for the companies that are publicly traded before setting the compensation range for each U.S.-based named executive officer.

Our U.S. peer group is made up of 28 major U.S. insurance companies.

We selected these companies as peers because, as a group, they represent the broader U.S. insurance industry that we compete with for talent, and they participate in the published survey.

— AFLAC — AIG — Allstate — AXA Equitable — CIGNA — CNO Financial — Genworth Financial — Guardian Life — Hartford Financial Services	— ING — John Hancock — Lincoln Financial — Massachusetts Mutual — MetLife — Nationwide — New York Life — Northwestern Mutual — One America Financial	— Pacific Life — Phoenix Companies — Principal Financial — Prudential Financial — Securian Financial — Thrivent Financial — TIAA-CREF — Transamerica — Unum Group — USAA

Independent advice

In 2012, the committee retained Hugessen as its independent consultant. Hugessen was originally retained by the committee in July 2006 with the mandate to provide advice on the competitiveness and appropriateness of compensation programs for the CEO and top executive officers and on our executive compensation governance.

In 2012, the committee also retained Johnson Associates, Inc. (Johnson) as an independent consultant for advice on compensation programs relating to MFS. Johnson was selected primarily for its extensive experience in the North American asset management and broader financial services industry.

Frederic W. Cook & Co., Inc. (Frederic W. Cook), who was originally retained in November 2005, also supported the committee with compensation related advice for MFS until May 2012.

The independent consultants advise the committee throughout the year, giving input on policy recommendations, helping assess the appropriateness of our executive compensation and reviewing the management information circular.

The table below shows the fees paid to the independent consultants in 2012 and 2011. None of the firms provided any non-executive compensation related services to us in 2012 or 2011.

	2012	2011
Hugessen	$214,586	$213,684
Johnson	US$226,204	n/a
Frederic W. Cook	US$3,900	US$16,790

The committee considers information provided by the independent consultants and makes recommendations to the board for approval. The board is ultimately responsible for compensation decisions.

The committee approves the engagement of the independent consultants, the proposed work plans and all associated fees. It considers any other work to be assigned to the independent consultants that is material in nature and will only approve it if it believes the work will not compromise the consultants’ independence as advisors to the committee. The committee reviews the performance and terms of engagement of independent consultants on an annual basis.

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Decision-making cycle

Our annual decision-making cycle is a rigorous process carried out in three stages for the relevant performance period:

1 – Before the performance period

—  Management, under the direction of the IPRG, the Executive Vice-President, Human Resources and the Senior Vice-President, Total Rewards, reviews the design of our executive compensation program against our objectives and peer company practices and makes recommendations to the committee for the coming year.

Benchmarking Target setting Policy decisions

—  The independent consultants make presentations to the committee, highlighting current regulatory, shareholder, corporate governance and market trends in executive compensation.

—  The Chief Risk Officer discusses with the committee the key enterprise risks and our Senior Vice-President, Total Rewards discusses the implications for compensation.

—  We compare our pay levels to the market by reviewing compensation surveys for each of the geographies where we operate. We also review competitive information from third parties, industry networks and the independent consultants.

—  We analyze the information to benchmark against companies that are similar in size and scope of operations. Then we propose an appropriate level and mix for each compensation component and the overall compensation package.

—  We set performance targets for the AIP, and the methodology for calculating performance under the Sun Share plan, before the beginning of the performance period. Targets are aligned with the annual business plan based on a variety of factors, including the previous year’s results, expectations for the coming year and an analysis of the general economic environment. The recommendations and proposed performance targets are reviewed by the IPRG.

—  The committee considers data provided by management and input from the independent consultants and makes recommendations to the board to approve:

—  the overall salary budget for all employees

—  salary ranges for senior executives, target annual, mid and long-term incentive awards for all employees

—  the overall mid and long-term incentive pool for the upcoming performance (fiscal) year

—  the mix of mid and long-term incentive awards (Sun Shares and options) by position level

—  total company and business group performance targets for the AIP

—  any changes to the design of our incentive plans for the coming year.

2 – During the performance period

—  We monitor business performance throughout the performance period and provide the committee with quarterly updates.

—  An integrated risk dashboard is reviewed by the committee quarterly to assess whether we have achieved

Monitor risk level and performance

     performance within the risk appetite levels approved by the board.

—  We make adjustments to individual compensation levels based on changes in accountabilities and roles during the year which are approved by the committee and board.

3 – After the performance	— We compare actual business results against pre-determined targets and compare individual performance to the goals set for the year.
period	— We measure the business objectives for our named executive officers (except for the Chief Investment Officer)
Review business results and individual performance Make individual compensation decisions and Executive Team members against total company results. We generally split the objectives for our other executives between total company results and the performance of their business group. The business objectives for the Chief Investment Officer are measured against total company and corporate investment results.

—  The CEO prepares a self-assessment to discuss with the committee and assesses the performance of each member of the Executive Team, including the named executive officers. The committee assesses the performance of the CEO with feedback from the other independent directors. The committee receives support from the independent consultant and then makes a final compensation recommendation to the board.

—  The board approves:

—  the assessment of the performance factors for the total company and business groups under the AIP

—  the assessment of the Sun Share performance factor for awards vesting and paying out in the year

—  individual compensation decisions for the Executive Team, including the named executive officers, other key control positions (Appointed Actuary, Chief Actuary, Chief Credit Risk Officer, Chief Auditor and Chief Compliance Officer), other MREs, leaders of material entities and any other executive in our top 10 highest paid officers. This includes adjustments to annual salary, AIP payouts (based on business results and individual performance) and grants of mid and long-term incentive awards.

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Our compensation program

Pay mix

The majority of compensation paid to our senior executives is variable and at risk. Pay mix varies based on the ability of the executive to influence short and long-term business results, the level and location of the executive and competitive practices. The table below shows the average mix of total direct compensation and long-term incentive awards by level, based on target pay. The actual pay mix may be different depending on business and individual performance and geographic location.

Position			Total direct compensation mix
	Salary	Annual incentive	Mid and long-term incentives
Chief Executive Officer	14%	17%	69%
Executive Team	28%	22%	50%
Senior Vice-Presidents	39%	23%	38%
Vice-Presidents	51%	21%	28%
Type of compensation	fixed	at risk Performance adjusted at time of payout	at risk Performance adjusted at vesting / exercise

Seven components made up our 2012 compensation program:

Component	Performance period	Who’s eligible
Salary	— reviewed annually	— all employees
Annual incentive plan (AIP)	— 1 year	— all employees
Sun Share unit plan (Sun Shares)	— 3 years	— Key contributors, Vice-Presidents and above
Executive stock option plan (Option plan)	— 10 years — vesting over 4 years	— Senior Vice-Presidents and above (starting in 2013, new grants to Executive Team only)
Deferred share unit plan (DSU plan)	— redeemed when the executive leaves the organization	— Vice-Presidents and above
Pension and other benefits	— accrue during employment	— all employees
Perquisites	— available during employment	— Vice-Presidents and above

In addition to the components in the table above, we had grants outstanding under the legacy PSU and Restricted Share Unit (RSU) plans that vested and were paid in early 2013. No new grants were made under these plans after 2010.

Salaries

We use salaries to provide a portion of competitive pay that is fixed and based on the scope of the role and the experience and performance of the individual. We develop salary ranges based on competitive practice. We set individual salaries within the corresponding range for the position level based on the employee’s performance, skills, experience and internal equity.

Annual incentive plan

The AIP delivers a portion of competitive pay tied to business results and individual contribution. This plan rewards employees with cash awards based on how well we achieved our financial, sales, strategic and operational objectives for the year. It balances operating earnings and estimated future profits from new business sold with the achievement of strategic initiatives, which are the drivers behind positive financial results. The maximum overall AIP for exceptional business results and individual performance is 250% of target for named executive officers.

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Awards are based on our business results and individual performance using the following formula:

Earned salary ($)	x	Annual incentive plan target (% of salary)	x	Business results (%)	x	Individual multiplier (%)	=	Annual incentive plan award ($)

Business results

We used three equally weighted measures to assess our 2012 total company performance under the AIP:

Total company measures		Weighting
Operating earnings per share (EPS)	Income available for distribution to common shareholders divided by the number of common shares outstanding Operating EPS is measured on a constant currency basis.	33 1/3%
Value of new business (VNB)	Our estimated future profits from new business sold during the year	33 1/3%
Key business performance indicators (KBPIs)

Our strategic initiatives for 2012, consisting of two elements:

1.  A list of top business initiatives that are focused on activities that create incremental value and align to our four pillar strategy (see page 71)

2.  Enterprise modifying measures that align with our enterprise-wide priorities, specifically:

—    Maintain an effective risk and control environment

—    Improve productivity and expense discipline

—    Drive a high performance culture

33 1/3%

The performance factor for business results can range from 0% for below threshold results to 200% for outstanding results.

Operating EPS is a non-IFRS measure. We describe non-IFRS measures in our 2012 MD&A filed with Canadian securities regulators. You can find a copy on our website (www.sunlife.com) or on SEDAR (www.sedar.com).

Individual multiplier

All employees, including the named executive officers, receive an individual performance multiplier based on their individual contributions during the year. Performance is assessed against individual performance objectives for the year. The multiplier for the named executive officers can range anywhere from 0% for unsatisfactory performance to 200% for exceptional performance.

Investment incentive plan

Under the IIP, a portion of variable pay is tied to Corporate Investments results and individual contributions. It rewards employees in Corporate Investments for reaching or exceeding strategic and personal objectives using a pool-based approach with discretionary allocation to individuals. Funding of the pool is based on total company performance (25%) and Corporate Investments performance (75%). The Chief Investment Officer participates in the AIP, but his payout is based on a weighting of 50% total company and 50% Corporate Investments performance as measured under the IIP.

Corporate Investments performance is assessed subjectively across three categories:

—	investment performance/credit quality (50%)
—	innovation (25%)
—	operational/strategic initiatives (25%).

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The performance assessment ranges from 0 to 200% of target and is based on a quantitative scorecard and qualitative feedback from each business group and the risk management function. The resulting performance factor is reviewed by the IPRG prior to the CEO submitting a recommendation to the committee and board for approval.

Mid and long-term incentive compensation

Our mid and long-term incentive programs deliver a portion of competitive pay that is deferred for employee retention and to align with shareholder interests. Our 2012 mid and long-term incentives consisted of two different vehicles – Sun Shares and options.

	2012 mid and long-term incentive mix		2013 mix
Position	Sun Shares	Options	Sun Shares	Options
CEO and Executive Team	50%	50%	75%	25%
Senior Vice-Presidents	65%	35%	100%	-
Vice-Presidents	100%	-		No Change
Key contributors (below Vice-President level)	100%	-		No Change
Type of compensation	Value at payout adjusted for relative TSR performance	Value at payout reflects absolute increase in share price		No Change

These incentive plans are designed to reward executives and other key contributors for creating shareholder value and generating superior returns over the performance period of the plan. The performance periods range from three to 10 years. Prior to approving awards, the committee receives information on past awards for each Executive Team member. Awards are granted based on competitive practice, position level and individual performance and potential.

Sun Share unit plan

Initial grants under the Sun Share plan were made in 2011. This plan replaced the previous RSU and PSU mid-term incentive plans.

Objectives for the Sun Share plan include balancing performance and retention, aligning payouts to sustained performance, and providing a focus on both absolute and relative total return performance versus peers. The plan design has a wide range of potential payouts (from 0 to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on alignment of deferred pay to absolute Total Shareholder Return (TSR) and retention.

The plan incorporates two performance measures:

—	Absolute TSR, which is the underlying value of the share units and increases or decreases based on share price and dividend performance
—	Relative TSR, applies to Vice-Presidents and above (i.e., executives), which modifies the ultimate award based on our performance versus peers.

This ensures payouts for our executives are aligned to both absolute and relative total return performance over the performance period.

The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years. The payout value of each Sun Share is based on the average closing price of

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our common shares on the TSX over the five trading days before the vesting date, but is adjusted through the application of the performance factor. The formula below shows how we will calculate the payout value of Sun Shares granted in 2012 for named executive officers:

Sun Shares (#) (number of units awarded plus additional units credited as reinvested dividends)	x	Share price ($) (average price of our common shares on the TSX over the five trading days before the vesting date)	x	Performance factor (0% to 200%) based our weighted average of three annual 3-year TSR factors	=	Payout value of Sun Shares on vesting ($)

We calculate the performance factor based on the following performance results:

Level of performance	If the 3-year relative TSR	Then the annual TSR factor is
Maximum	exceeds the average of the custom weighted index (described below) by 10% or more	200%
Target	is at the average of the custom weighted index	100%
Below threshold	is 10% or more below the average of the custom weighted index	0%

Performance results between maximum, target and threshold levels are interpolated.

We calculate the TSR performance factor for Sun Shares as the weighted average of three annual three year TSR factors. The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period.

For the 2012 Sun Share grant the annual TSR factors are as weighted as follows:

Year	Weight
2012	25%
2013	25%
2014	50%

We assess our TSR performance by comparing it to the TSR of our custom weighted index described in the table below.

Custom weighted index

We benchmark our performance under the Sun Share plan against a custom weighted index of 13 public Canadian and U.S. banks and insurance companies. We place a 75% weighting on North American insurance companies and a 25% weighting on Canadian banks.

These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital.

This custom weighted index is a subset of the peer groups that we use for benchmarking compensation levels (see pages 50 and 51). The custom weighted index is not used for any other purpose.

	Canadian banks • BMO Financial Group • CIBC • RBC • Scotiabank • TD Bank Financial Group	North American insurance companies • Genworth Financial • Great West Life • Hartford Financial Services • Lincoln Financial • Manulife Financial • MetLife • Principal Financial • Prudential Financial

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Executive stock option plan

All of our employees are eligible to participate in the option plan, but beginning in 2011 we only granted options at the Senior Vice-President level and above. Starting in 2013, we further reduced the use of options and granted them only to Executive Team members. The option plan rewards participants for their contributions to increasing shareholder value over the longer term. Options vest 25% a year over four years, starting on the first anniversary of the grant date, and are exercisable over 10 years. Options are not subject to any performance goals, but only have value if the price of our common shares increases after the grant date.

Exercise price for options
	Granted in 2007 and after	Granted before 2007
The exercise price of an option depends on when it was granted:	the closing price of our common shares on the TSX on the grant date	the closing price of our common shares on the TSX on the trading day immediately before the grant date

The committee recommends the terms of each grant to the board for approval. The price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change of control, the board can choose from a range of alternatives to address outstanding options, including accelerated vesting. Options cannot be transferred or assigned.

The option plan may be amended by the board as long as we receive other necessary approvals. The following amendments require shareholder approval unless they result from the plan’s anti-dilution provisions:

—	increasing the number of common shares that can be issued under the plan
—	reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months
—	extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date
—	permitting an option to be transferred other than to a spouse, minor child or minor grandchild
—	expanding the categories of eligible participants in the plan
—	increasing or deleting the limits relating to common shares that may be issued to insiders or any one person
—	permitting other types of compensation (e.g. share awards) by issuing equity
—	revising the amendment procedure itself.

In 2012, the Board approved an amendment to the option plan (that was within its approval authority under the terms of the plan) to provide retirement treatment to employees who are terminated without cause if they are at least 55 years old and have 10 years of continuous service. See page 76 for a summary of how we treat options upon retirement.

The plan allows the board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option. Stock appreciation rights provide the same compensation value as the underlying options.

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The table below shows the number of options granted, outstanding and available for grant under the option plan as at December 31, 2012. We can issue up to 29,525,000 of our common shares under the plan, as long as we do not issue more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person.

	2012		2011		2010
Measure of dilution	# of options	% of shares outstanding	# of options	% of shares outstanding	# of options	% of shares outstanding
Annual grant the total number of options granted under the option plan each year	2,164,450	0.36	1,703,726	0.29	2,861,434	0.50
Options outstanding the total number of options outstanding at the end of each year, including the annual grant	13,216,108	2.20	13,185,136	2.24	13,865,384	2.41
Options available for grant the number of options in reserve approved by shareholders that are available for grant at the end of each year	5,840,640	0.97	6,355,384	1.08	7,229,236	1.26
Overhang the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future	19,056,748	3.18	19,540,520	3.32	21,094,620	3.67

The difference in the number of options granted in each year is primarily the result of granting approximately the same compensation value with varying share prices at the dates of grant.

Deferred share units

Executives can voluntarily defer a portion of their annual incentive by receiving DSUs. Mr. Connor and Mr. Freyne each decided to defer 50% of their 2012 AIP award in DSUs.

DSUs are an effective way for executives to meet their share ownership requirements and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the value of long-term incentives they forfeited with a previous employer, and on a limited basis, to recognize additional responsibilities associated with promotions during the year.

DSUs are redeemed at the value of our common shares at the time of redemption, plus any dividend equivalents accumulated over the period. Beginning in 2013, DSUs can be redeemed for cash only as the feature allowing redemption of DSUs in common shares acquired on the open market was removed from the plan.

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Share ownership levels

The table below shows the values of common shares and share units held by each named executive officer as at December 31, 2012. We calculated the values as follows:

—	for common shares, we used $26.37, the closing price of our common shares on the TSX on December 31, 2012
—	for share units, we used the grant value or the closing price of our common shares on the TSX on December 31, 2012 (whichever was higher).

			Total share ownership at December 31, 2012 ($)
Named executive officer	Minimum ownership requirement	Ownership as a multiple of salary	Common shares	Sun Shares and performance share units (PSUs)	Deferred share units (DSUs)	Total ownership
Dean A. Connor	7 x salary	6.8	173,726	4,925,938	1,377,361	6,477,025
Colm J. Freyne	4 x salary	5.7	111,044	1,954,424	869,759	2,935,227
Westley V. Thompson	4 x salary	10.9	-	5,169,448	1,742,317	6,911,765
Stephen C. Peacher	4 x salary	6.5	-	2,771,875	586,283	3,358,158
Kevin P. Dougherty	4 x salary	5.4	5,406	2,711,340	445,734	3,162,480

Four of the five named executive officers have met their share ownership requirements. Mr. Connor was appointed CEO on December 1, 2011 and has until June 1, 2014 to meet his new ownership requirement. The amount shown for Mr. Thompson’s PSUs includes ISU awards that were outstanding on December 31, 2012.

Pension benefits

Our pension plans deliver a portion of competitive pay that provides protection and wealth accumulation for retirement. The named executive officers participate in the pension plans available in their country of residence.

On January 1, 2009, we closed the Canadian staff defined benefit plan to new employees and replaced it with a defined contribution plan for employees hired on or after January 1, 2009. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components. Only defined contribution plans are available to new hires worldwide (except for our small defined benefit plan in the Philippines).

Canadian plans

Employees who were hired on or after January 1, 2009 participate in a defined contribution pension arrangement, which we describe in more detail starting on page 61.

Our retirement program for Canadian employees hired before January 1, 2009 (including our named executive officers in Canada) consists of two elements:

—	a defined benefit accrual for service prior to 2005
—	a combination of defined benefit and defined contribution accruals for service after 2004.

When the plan changed on January 1, 2005, employees who had at least 55 years of combined age and service (55 points) as of January 1, 2004 had the choice of continuing to accrue pension benefits under the old formula until December 31, 2008. Mr. Freyne had not attained 55 points as of January 1, 2004 and therefore automatically moved to the new formula as of January 1, 2005. Mr. Dougherty chose to continue to accrue benefits under the prior formula until December 31, 2008 when all employees began participating in the new pension formula. Mr. Connor was hired in 2006 and participates under the new formula.

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Benefits up to the tax limits for registered plans are paid from the Sun Life Assurance Canadian staff pension plan. Benefits above the tax limits are paid from a non-registered pension plan that is secured through a Retirement Compensation Arrangement which includes a combination of invested assets and a letter of credit. In 2013, the letter of credit component will be replaced with invested assets.

Defined benefit formula for service prior to 2005

(designated executives, including Mr. Freyne and Mr. Dougherty)

Pension formula prior to January 1, 2005
Annual pension as of age 65	=	years of service before 2005 (maximum 35 years)	x	The total of:
				—	1.3% of average pensionable earnings, up to the average of the last three Years’ Maximum Pensionable Earnings under the Canada Pension Plan (YMPE) plus
				—	1.65% of average pensionable earnings over the average YMPE

Under this formula, pensionable earnings consist of annual salary and the target annual incentive. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any 36 consecutive months in the last 10 years of employment.

The benefit is payable from age 65 for the life of the employee, with 60% of the benefit payable to a surviving spouse. Employees can retire and start to receive the pension benefit at a reduced level as early as age 55. If an employee has at least 90 points, the pension benefit is reduced by 3% for each year that retirement precedes age 60. If he or she has less than 90 points, the pension benefit is reduced by 5% for each year that retirement precedes age 65.

Defined benefit formula for service after 2004

(designated executives, including Mr. Connor, Mr. Freyne and Mr. Dougherty)

Pension formula after December 31, 2004
Annual pension as of age 65	=	years of service after 2004	x	1.6% of average pensionable earnings

Under this formula, pensionable earnings consist of annual salary and the actual annual incentive, capped at target. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.

The pension is payable for the lifetime of the named executive officer. Other forms of payment are available on an actuarially equivalent basis.

If a named executive officer leaves before age 62, the pension formula is reduced. If he leaves:

—	before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%)
—	between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.

He can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.

Defined contribution plan

The Sun Life staff pension plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the YMPE, and 3.0% of earnings above the YMPE. We match 50%.

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Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($23,820 for 2012).

Defined contribution plan for new hires after 2008

New hires on or after January 1, 2009 participate in the Sun Life staff pension plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees who decide to make voluntary contributions of 1 to 5% of pensionable earnings will also receive a matching company contribution of 50%. Pensionable earnings consist of salary and actual annual incentives, capped at target. Company contributions vest immediately. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($23,820 in 2012).

Vice-Presidents and above participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate of 10.5% is the maximum amount that the company and an employee, combined, can contribute to the registered plan.

Pension maximums

The total combined annual pension benefit for all service in all Sun Life sponsored defined benefit plans is capped at 65% of the named executive officer’s best consecutive, three-calendar-year average pensionable earnings over the last 10 years of employment.

Our pensionable earnings definition includes actual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is capped at 100% of salary.

U.S. plans

On January 1, 2006, the defined benefit plan in the U.S. was frozen to new entrants and participants who were under age 50 and had not yet reached 60 years of combined age and service (60 points). We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. Mr. Thompson and Mr. Peacher, our named executive officers in the U.S., were hired after 2006 and do not participate in the defined benefit plan.

Our U.S. retirement program has three elements:

—	a voluntary tax-qualified 401(k) plan
—	a tax-qualified RIA that provides automatic employer contributions
—	a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$250,000 for 2012).

401(k) plan

Employees can contribute 60% of their eligible earnings (salary, sales commissions and actual incentive payments), up to the maximum contribution set by the IRS (for 2012, US$17,000 plus an additional US$5,500 for participants over age 50). A participant can make contributions on a pre-tax or after-tax basis. We match 50% of the employee’s contribution, up to 6% of eligible earnings (maximum of US$7,500 in matching contributions for 2012).

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RIA

We contribute a percentage of eligible earnings to the RIA each year based on the employee’s age and years of service, as of January 1. The named executive officers in the U.S. participate in the RIA and their eligible earnings consist of salary plus the actual incentive bonus up to the IRS compensation limit (US$250,000 for 2012).

The table below shows the age and service criteria for the RIA contribution.

Age and service as at January 1	% of eligible earnings
Under 40	3.0
40 to 54	5.0
55 and over	7.0

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$50,000 for each participant in 2012). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$250,000 for each participant in 2012.

Non-qualified retirement investment plan (Top Hat)

Mr. Thompson and Mr. Peacher participate in the Top Hat plan. We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

Legacy mid-term incentive plans

The share unit plans described below were replaced in 2011 by the Sun Share unit plan. The last grants under the RSU and PSU plans were made in 2010 and vested and were paid in early 2013.

Restricted share unit plan

The grant and payout values of each RSU are the average closing price of our common shares on the TSX over the five trading days before the grant or vesting date. RSUs accumulate dividend equivalents over the performance period and generally vest in full after three years. The final payout value is based on our share price on vesting and any dividends accumulated over the period. RSUs are not subject to any other performance-based goals.

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Performance share unit plan

The table below summarizes the features of legacy PSU plans that either paid out in 2012 or were outstanding as of December 31, 2012. The plans have overlapping performance periods, however only one plan vests in a given year.

Plan	2009 PSU Plan	2010 PSU Plan
3-year performance period (calendar year)	2009-2011	2010-2012
Grant date	February 2009	February 2010
Grant value	Average closing price of our common shares on the TSX over the five trading days before grant date.
Payout date	February 2012	February 2013
Payout value	Average closing price of our common shares on the TSX over the five trading days before vesting date, adjusted to include accumulated dividends and application of performance factor.
Performance measures	— 50% on annualized 3-year relative TSR — 50% on average ROE score from the AIP for 2009, 2010, and 2011	— 50% on annualized 3-year relative TSR — 50% on average annual EPS score from the AIP for 2010, 2011, and 2012
Performance range	0 to 200%	0 to 200%
Peer group	Comprised of the same companies used in the Sun Share plan disclosed on page 56 with the exception of Great-West Life which was not included in the peer group for the 2009 PSU plan.
Peer weighting	One-third weighting on banks and two-thirds on insurance companies

MANAGEMENT INFORMATION CIRCULAR 2013

Compensation details

Summary compensation table

The table below shows the total compensation paid to our named executive officers for the fiscal years ending December 31, 2012, 2011, and 2010.

Mr. Thompson and Mr. Peacher receive their compensation in U.S. dollars. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of C$1.000 for 2012, C$0.989 for 2011 and C$1.031 for 2010.

Name and principal position	Year	Paid salary ($)	Share awards ($)	Option awards ($)	Non-equity annual incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Dean A. Connor President and Chief Executive Officer	2012	950,000	2,375,010	2,375,001	2,000,000	261,940	8,738	7,970,689
	2011	743,577	1,650,014	1,650,007	500,000	574,657	6,097	5,124,352
	2010	650,385	850,028	850,002	1,027,933	248,483	5,648	3,632,479
Colm J. Freyne Executive Vice-President and Chief Financial Officer	2012	515,000	800,024	500,002	515,515	86,940	2,492	2,419,973
	2011	511,538	450,017	450,008	232,359	119,657	2,703	1,766,282
	2010	500,000	450,028	450,007	560,805	30,483	2,715	1,994,038
Westley V. Thompson President, SLF U.S.	2012	635,000	1,397,499	1,098,025	990,600	152,518	-	4,273,642
	2011	623,450	1,079,241	1,079,218	460,005	172,093	9,078	3,423,085
	2010	630,496	1,149,944	1,149,946	934,648	163,136	19,489	4,047,659
Stephen C. Peacher Executive Vice-President and Chief Investment Officer	2012	515,000	948,310	748,652	1,456,935	213,276	135,462	4,017,635
	2011	505,911	735,840	735,831	1,093,230	207,238	84,120	3,362,170
	2010	515,500	784,057	784,057	1,516,189	214,293	-	3,814,096
Kevin P. Dougherty President, SLF Canada and President, SLGI	2012	585,000	975,016	725,001	699,660	46,940	101	3,031,718
	2011	581,538	725,014	725,007	301,897	130,388	2,439	2,466,283
	2010	567,692	700,009	700,000	594,033	51,000	10	2,612,744

Notes

Paid salary may be different than annualized salary because the number of pay periods varies by calendar year.

Share awards in 2012 were granted on February 28, 2012 at a grant price of $21.33. Grants represent Sun Shares for all named executive officers. The awards for Mr. Freyne, Mr. Thompson, Mr. Peacher and Mr. Dougherty include a portion that represent special Sun Share grants that do not have a relative TSR performance factor.

Share awards in 2011 were granted on March 2, 2011 at a grant price of $32.22. Grants represent Sun Shares for all the named executive officers except Mr. Connor who, in addition to his Sun Share grant, also received a DSU award on August 15, 2011 at grant price of $25.44 as a special incentive in recognition of his transition and appointment to CEO. These DSUs vest after three years based on relative TSR performance as measured in the 2011 Sun Share plan.

Share awards in 2010 were granted on February 24, 2010 at a grant price of $30.90. Grants represent PSUs for all the named executive officers.

Option awards in 2012 represent the expected compensation value of options granted on February 28, 2012 at an exercise price of $21.53.

MANAGEMENT INFORMATION CIRCULAR 2013

Option awards in 2011 represent the expected compensation value of options granted on March 2, 2011 at an exercise price of $31.65. Mr. Connor received an additional option grant on August 15, 2011 at an exercise price of $26.70 in recognition of his transition and appointment to CEO.

Option awards in 2010 represent the expected compensation value of options granted on February 24, 2010 at an exercise price of $30.25.

We use a constant Black-Scholes value of 25% of the value of our common shares on the date of the grant to determine awards rather than the current accounting expense fair value. The constant 25% value represents a consistent long-term value considering the full 10 year term of the option and long-term estimates of other factors used in the Black-Scholes valuation model. The 2012 accounting fair value was 23% based on the weighted average accounting fair value of $4.85, divided by the weighted average exercise price of $21.52. As the constant Black-Scholes value is higher than the accounting fair value, a higher number of options would have been granted if we had used the accounting fair value to determine the option awards.

Annual incentives shown include the amounts the named executive officers chose to defer. Mr. Connor decided to defer 50% of his annual incentive in DSUs in 2012 and Mr. Freyne deferred 50% of his annual incentive in DSUs in 2010, 2011, and 2012.

Pension value represents compensatory costs as described in the defined benefit and defined contribution tables on pages 73 and 74. Mr. Connor had a large compensatory cost for 2011 because of the increase in his annual salary for his transition and appointment to CEO.

All other compensation

The total value of perquisites and other benefits for all named executive officers is less than $50,000 and less than 10% of their total salary for the fiscal year and therefore is not included in the table.

The amounts shown represent:

—	flexible benefit credits taken in cash by Mr. Connor, Mr. Freyne and Mr. Dougherty
—	tax equalization adjustments for Mr. Peacher in 2012 and 2011
—	travel (including spouse) costs for Mr. Thompson in 2011 and 2010.

MANAGEMENT INFORMATION CIRCULAR 2013

Incentive plan awards

Outstanding share and option awards

The table below is a summary of the outstanding option awards and share awards for the named executive officers as at December 31, 2012.

Value of unexercised in-the-money options is the difference between the exercise price of the options and $26.37 (the closing price of our common shares on the TSX on December 31, 2012), multiplied by the number of options.

Market value of share awards that have vested or not vested is $26.37 (the closing price of our common shares on the TSX on December 31, 2012), multiplied by the number of share units. For presentation purposes, the Sun Shares, PSUs and ISUs have been valued using the target performance factor (100%). Share awards that have vested but have not been paid represent an elected deferral of annual incentive, payout under an incentive plan prior to demutualization and awards for recruiting purposes or upon mid-year promotion.

Named executive officer		Option awards					Share awards
	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Dean A. Connor	2006	12,516	47.94	Nov 9, 2016	-

	2007	34,247	52.56	Feb 20, 2017	-

	2008	50,042	47.96	Feb 27, 2018	-

	2009	144,423	20.08	Feb 25, 2019	908,421

	2010	112,397	30.25	Feb 24, 2020	-	PSU	32,513	857,381

	2011	120,064	31.65	Mar 2, 2021	-	Sun Shares	33,202	875,532

	2011	104,869	26.70	Aug 15, 2021	-	Unvested DSU	30,237	797,350

	2012	441,245	21.53	Feb 28, 2022	2,135,626	Sun Shares	118,261	3,118,550

						Vested DSU			432,226
Total		1,019,803			3,044,046		212,214	5,648,812	432,226
Colm J. Freyne	2003	13,500	29.70	Aug 8, 2013	-

	2004	10,400	36.52	Feb 12, 2014	-

	2005	11,100	40.80	Feb 10, 2015	-

	2006	11,500	49.40	Feb 21, 2016	-

	2007	11,416	52.56	Feb 20, 2017	-

	2008	12,511	47.96	Feb 27, 2018	-

	2009	29,881	20.08	Feb 25, 2019	187,951

	2009	31,457	31.79	Aug 18, 2019	-

	2010	59,505	30.25	Feb 24, 2020	-	PSU	17,214	453,920

	2011	56,873	31.65	Mar 2, 2021	-	Sun Shares	15,728	414,738

	2012	92,894	21.53	Feb 28, 2022	449,607	Sun Shares	24,898	656,557

	2012					Sun Shares	14,939	393,929

						Vested DSU			779,457
Total		341,037			637,558		72,778	1,919,145	779,457

MANAGEMENT INFORMATION CIRCULAR 2013

Named executive officer		Option awards					Share awards
	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Westley V. Thompson	2008	213,790	28.35	Oct 31, 2018	-	Unvested DSU	66,072	1,742,317

	2009	137,423	20.08	Feb 25, 2019	864,391	ISU	41,402	1,091,768

	2010	152,059	30.25	Feb 24, 2020	-	PSU	43,985	1,159,891

	2011	136,394	31.65	Mar 2, 2021	-	Sun Shares	37,718	994,635

	2012	203,999	21.53	Feb 28, 2022	987,355	Sun Shares	54,675	1,441,783

	2012					Sun Shares	14,912	393,229
Total		843,665			1,851,746		258,765	6,823,622
Stephen C. Peacher	2009	111,774	28.22	Nov 17, 2019	-

	2010	103,677	30.25	Feb 24, 2020	-	PSU	29,990	790,839

	2011	92,996	31.65	Mar 2, 2021	-	Sun Shares	25,717	678,155

	2012	139,090	21.53	Feb 28, 2022	673,196	Sun Shares	37,279	983,044

	2012					Sun Shares	9,941	262,152

						Vested DSU			586,283
Total		447,537			673,196		102,927	2,714,190	586,283
Kevin P. Dougherty	2003	14,925	27.70	Feb 18, 2013	-

	2004	25,000	36.69	Aug 4, 2014	-

	2005	44,600	40.80	Feb 10, 2015	-

	2006	48,600	49.40	Feb 21, 2016	-

	2007	53,273	52.56	Feb 20, 2017	-

	2008	58,382	47.96	Feb 27, 2018	-

	2009	139,443	20.08	Feb 25, 2019	877,096

	2010	92,562	30.25	Feb 24, 2020	-	PSU	26,775	706,064

	2011	91,628	31.65	Mar 2, 2021	-	Sun Shares	25,339	668,178

	2012	134,696	21.53	Feb 28, 2022	651,929	Sun Shares	36,101	951,983

	2012					Sun Shares	12,449	328,279

						Vested DSU			375,331
Total		703,109			1,529,025		100,664	2,654,503	375,331

The second 2012 Sun Share grant indicated for each of Mr. Freyne, Mr. Thompson, Mr. Peacher and Mr. Dougherty represents a special grant of Sun Shares to which the relative TSR performance factor does not apply.

We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.

MANAGEMENT INFORMATION CIRCULAR 2013

Incentive plan awards – value vested or earned during the year

The next table shows:

—	the value the named executive officers would have realized if they had exercised the options that vested in 2012 on their vesting date
—	the value of share awards that vested and were paid out in 2012
—	the annual incentive award earned in 2012 and paid out in February 2013.

Named executive officer	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Dean A. Connor	54,880	138,607	2,000,000
Colm J. Freyne	11,354	317,786	515,515
Westley V. Thompson	104,441	263,778	990,600
Stephen C. Peacher	-	246,089	1,456,935
Kevin P. Dougherty	52,987	133,826	699,660

Value of options vested during the year

The table below shows the value of options that vested for each named executive officer in 2012.

See Executive stock option plan on page 57 for more information about the option plan.

Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Dean A. Connor	2008	February 27, 2012	12,510	47.96	21.60	-

	2009	February 25, 2012	36,105	20.08	21.60	54,880

	2010	February 24, 2012	28,100	30.25	21.28	-

	2011	March 2, 2012	30,016	31.65	21.94	-

	2011	August 15, 2012	26,217	26.70	22.71	-
Colm J. Freyne	2008	February 27, 2012	3,128	47.96	21.60	-

	2009	February 25, 2012	7,470	20.08	21.60	11,354

	2009	August 18, 2012	7,864	31.79	22.91	-

	2010	February 24, 2012	14,877	30.25	21.28	-

	2011	March 2, 2012	14,218	31.65	21.94	-
Westley V. Thompson	2008	October 31, 2012	106,895	28.35	24.77	-

	2009	February 25, 2012	68,711	20.08	21.60	104,441

	2010	February 24, 2012	38,015	30.25	21.28	-

	2011	March 2, 2012	34,099	31.65	21.94	-
Stephen C. Peacher	2009	November 17, 2012	27,944	28.22	26.24	-

	2010	February 24, 2012	25,920	30.25	21.28	-

	2011	March 2, 2012	23,249	31.65	21.94	-
Kevin P. Dougherty	2008	February 27, 2012	14,595	47.96	21.60	-

	2009	February 25, 2012	34,860	20.08	21.60	52,987

	2010	February 24, 2012	23,140	30.25	21.28	-

	2011	March 2, 2012	22,907	31.65	21.94	-

MANAGEMENT INFORMATION CIRCULAR 2013

Share price on vesting date is the closing price of our common shares on the TSX on the vesting date or the next trading day if the vesting date falls on a weekend or holiday.

Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.

None of the named executive officers exercised options in 2012.

Share awards

PSUs and RSUs vested and were paid in early 2012. The table below shows the total share awards vested and paid out to each named executive officer in 2012:

—	the value of RSUs received on vesting is the number of RSUs vested multiplied by the vesting price
—	the value of PSUs received on vesting is the number of PSUs vested multiplied by the performance factor, multiplied by the vesting price.

See Legacy mid-term incentive plans on page 62 for more information about the RSU and PSU plans.

Named executive officer	Plan	Grant date	Share units vested	Performance factor	Vesting price	Value received on vesting
Dean A. Connor	PSU	Feb 25, 2009	43,670	15%	$21.16	138,607
Colm J. Freyne	PSU	Feb 25, 2009	4,519	15%	$21.16	14,342

	RSU	Feb 25, 2009	4,519	N/A	$21.16	95,614

	RSU	Aug 18, 2009	9,180	N/A	$22.64	207,830
Westley V. Thompson	PSU	Feb 25, 2009	83,106	15%	$21.16	263,778

Stephen C. Peacher	RSU	Nov 17, 2009	9,501	N/A	$25.90	246,089

Kevin P. Dougherty	PSU	Feb 25, 2009	42,163	15%	$21.16	133,826

Vesting price is the average price of our common shares on the TSX over the five trading days before the vesting date.

How we calculated the performance factor for the 2009 PSU awards (for the performance period from 2009 to 2011, and paid out in early 2012):

Measure	Weight	Below threshold	Threshold	Target	Maximum	Actual performance result

Annualized Relative TSR	50%	More than 1,000bps below target: < (0.9)%	1,000bps below target: (0.9)%	Weighted average TSR of peer group: 9.1%	1,000bps above target, or greater: 19.1%	— We delivered a TSR of (3.2)% for the three years ending December 31, 2011 — This positioned us below threshold
TSR Payout factor		0%	25%	100%	200%	0%
+
Average ROE score from the AIP for 2009, 2010 and 2011	50%					— Average ROE for 2009, 2010 and 2011 — This positioned us just above threshold
2011 ROE		below 7.6%	7.6%	10.8%	13.0%	— 5.1%; below threshold Payout factor: 0%
2010 ROE		below 7.0%	7.0%	10.0%	12.0%	— 9.6%; just below target Payout factor: 90%
2009 ROE		below 7.5%	7.5%	8.8%	9.7%	— 3.4%; below threshold Payout factor: 0%
ROE Payout factor		0%	25%	100%	200%	30% (Average payout factor)
=
Overall performance factor (average of TSR and ROE Payout Factor)						15%

MANAGEMENT INFORMATION CIRCULAR 2013

For the 2009 PSU plan, the peer group consisted of the following financial services companies:

Canadian banks		North American insurance companies
— BMO Financial Group	— Scotiabank	— Genworth Financial	— MetLife
— CIBC	— TD Bank Financial Group	— Hartford Financial Services	— Principal Financial
— RBC		— Lincoln Financial	— Prudential Financial
— Manulife Financial

Non-equity incentive plan compensation

See Annual incentive plan starting on page 53 for more information.

Named executive officer	Plan	Paid salary ($)	Target award	Business results	Individual multiplier	Final award ($)
Dean A. Connor	AIP	950,000	125%	130%	130%	$2,000,000
Colm J. Freyne	AIP	515,000	70%	130%	110%	$515,515
Westley V. Thompson	AIP	635,000	100%	130%	120%	$990,600
Stephen C. Peacher	AIP	515,000	200%	123%	115%	$1,456,935
Kevin P. Dougherty	AIP	585,000	80%	130%	115%	$699,660

The business results for all the named executive officers are based 100% on total company performance, except for Mr. Peacher, whose business results are based 50% on total company and 50% on Corporate Investments performance. Results for Corporate Investments were 115% of target, based on the committee and board’s subjective assessment of performance outlined on page 73.

How we calculated the performance factor for total company business results:

Primary measures	Weight	Below threshold		Threshold	Target	Maximum	What we achieved in 2012
							Result

Operating earnings per share	33 1/3%	<$	1.71	$1.71	$2.44	$2.93	$2.68	Above Target
Payout factor			0%	25%	100%	200%		150%
				+
Value of new business	33 1/3%	<$	538M	$538	$768	$922	$882	Above Target
Payout factor			0%	25%	100%	200%		174%
				+
Key business performance indicators	33 1/3%			Board assessment
Payout factor			0%	25%	100%	200%		110%
				=
Overall performance factor								145%

The committee started its decision making process with the calculated result noted above (145% of target), but decided to exercise its discretion under the plan to recommend a decrease in the calculated result to 130% of target. The board accepted this recommendation. The use of discretion was based on a subjective assessment of the underlying performance contributing to the calculated results and also the payout relative to performance against a broad range of shareholder measures in the current year versus prior years. The committee felt the final score of 130% of target for the total company reflected a fair assessment of the performance delivered on behalf of shareholders during the year.

MANAGEMENT INFORMATION CIRCULAR 2013

The following table summarizes top business initiatives that created incremental value for shareholders and align to our four pillar strategy. The committee and board considered these accomplishments as well as performance versus the enterprise modifying measures in assessing the KBPI component of the AIP.

Improving ROE	Driving Down the Cost of Capital

—   Product and pricing actions for Universal Life and Critical Illness in Canada

—   Significant productivity driven savings in Canadian Operations

—   Excellent expense management results across the enterprise

—   Consolidation of administration and new outsourcing agreement in the UK

—   Introduced new enterprise risk limits

—   Management actions to reduce interest rate sensitivity in the US

—   Effective capital management (e.g., capital committed to Segregated Funds/Variable Annuities)

—   Adoption of new Solvency II actuarial models in the UK

Generating Profitable Growth	Assessing the Merger and Acquisition Landscape

—   Continued build-out of SLGI in Canada

—   Building the Voluntary business in the US

—   Distribution growth and initial momentum at Sun Life Grepa in the Philippines

—   Record sales and assets under management at MFS

—   Creation of PVI Sun Life in Vietnam

—   Sale of US annuity business and certain life insurance businesses

—   Strategic partnership in Malaysia to jointly acquire 98% of CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad

Progress against enterprise modifying measures included:

—	Managing expenses across the enterprise, with total operating expenses slightly below plan
—

Maintaining an effective risk and control environment, including managing changing regulations, reviewing and improving the business operating model, introducing new risk limits and managing capital efficiency

—	Building a high performance culture, including implementing a new talent review process.

You can find more information about our Business Segment results in our 2012 MD&A.

Individual performance assessments

The board assessed the performance of the CEO, and the CEO assessed the performance of the other named executive officers, against their individual objectives for 2012. In addition to a review of competitive practice, these assessments formed the basis for decisions on salary increases, individual multipliers under the AIP, and allocation of 2013 LTI awards. A summary of the individual performance for each named executive officer follows.

Dean A. Connor

Mr. Connor was appointed CEO effective December 1, 2011. Under Mr. Connor’s leadership we made measureable progress on a number of key priorities for 2012 that align with our strategic plan to accelerate growth, improve return on shareholders’ equity and reduce volatility.

2012 performance highlights include:

—	Exceeded operating earnings and ROE targets for 2012
—	Facilitated the transformation of the business and alignment to the new strategy including the sale of our U.S. annuity business and establishing new joint ventures in Vietnam and Malaysia
—

Strengthened the Executive Team, including new appointments of President, SLF Asia, Executive Vice-President, Human Resources and Executive Vice-President, Public and Corporate Affairs & Chief Marketing Officer

—	Operated within agreed risk appetite and managed capital effectively to support our strategic plan and risk posture
—	Increased communication with investors, regulators and other external stakeholders.

In addition to these accomplishments, Mr. Connor made solid progress on the change agenda launched at the end of 2011 by strengthening our talent and performance management and development practices across the company to continue to build a high performance culture, enhancing our customer focus through a repeatable measurement approach for customer satisfaction (Net Promoter Score) and improving productivity measurement and expense management.

In recognition of his contribution in 2012, Mr. Connor was provided a salary increase of $50,000 to $1,000,000, allocated an individual multiplier under the AIP of 130% and granted a 2012 long-term incentive award of $4,750,000.

MANAGEMENT INFORMATION CIRCULAR 2013

Colm J. Freyne

Mr. Freyne serves as our Chief Financial Officer and is responsible for our global finance, planning, taxation and investor relations functions. During 2012 Mr. Freyne had many significant accomplishments, including:

—	Played a significant role in the implementation of our new strategy and transformation of our business through acquisitions and divestitures
—	Delivered an effective Investor Day presentation and led interactions with the investment community
—

Led improvements to the business operating model through enhanced integration with the actuarial function, better planning and forecasting and enhanced disclosure of sources of earnings and of operating earnings excluding market impacts and notable items

—	Provided leadership to the business groups in assessing results, identifying risks and opportunities and managing capital requirements
—	Partnered with the Actuarial and Risk Management functions to strengthen the risk and control environment.

In recognition of his contribution in 2012, Mr. Freyne was provided a salary increase of $10,000 to $525,000, allocated an individual multiplier under the AIP of 110% and granted a 2012 long-term incentive award of $1,000,000.

Westley V. Thompson

Mr. Thompson leads our business operations in the United States and Bermuda. During 2012 Mr. Thompson had many significant accomplishments, including:

—	Played a significant role in the implementation of our new strategy, including the sale of our U.S. annuity business and certain life insurance businesses
—	Strengthened the Employee Benefits Group business through significant investment in hiring experienced sales representatives and process innovations
—	Built out the Voluntary business by establishing a dedicated Voluntary sales force, launching multiple new products and conducting customer research to define the customer experience
—	Transferred responsibility for managing assets of Sun Capital Advisers Trust funds to MFS
—	Reduced interest rate sensitivity and balanced different Canadian and U.S. accounting regimes
—	Achieved U.S. direct run-rate expense reduction targets based on repositioning of the U.S. business.

In recognition of his contribution in 2012, Mr. Thompson was allocated an individual multiplier under the AIP of 120% and granted a 2012 long-term incentive award of US$2,200,000.

Stephen C. Peacher

Mr. Peacher serves as our Chief Investment Officer and is responsible for the strategy, development and performance of our invested asset portfolio. During 2012 Mr. Peacher had many significant accomplishments, including:

—	Played a significant role in the implementation of our new strategy
—	Delivered strong investment and credit performance in all business groups
—	Led the successful implementation of a new risk rating scorecard across all areas of fixed income
—	Produced an increased volume of private debt investments at attractive spreads
—	Implemented process improvements and organization changes in U.S. mortgages
—	Delivered on various initiatives to augment risk adjusted returns.

In recognition of his contribution in 2012, Mr. Peacher was allocated an individual multiplier under the AIP of 115% and granted a 2012 long-term incentive award of US$1,500,000.

Kevin P. Dougherty

Mr. Dougherty leads our largest business group providing insurance, retirement services, wealth management and group benefits in Canada. He also serves as the President of Sun Life Global Investments. During 2012 Mr. Dougherty had many significant accomplishments, including:

—	Played a significant role in the implementation of our new strategy
—	Repositioned the brand with a focus on wealth and retirement, through activation of the award winning Money for LifeTM campaign with advisors
—	Took product and pricing actions in Individual Insurance and Wealth to provide better risk-adjusted returns while increasing sales in key product areas
—	Achieved significant growth in the Career Sales Force
—	Delivered significant innovations in our Client Solutions business for Group Benefits and Group Retirement Services plan members
—	Delivered strong sales growth in SLGI Canada, our new mutual fund company
—	Delivered significant productivity driven savings in operations.

In recognition of his contribution in 2012, Mr. Dougherty was allocated an individual multiplier under the AIP of 115% and granted a 2012 long-term incentive award of $1,450,000.

MANAGEMENT INFORMATION CIRCULAR 2013

The assessment of Corporate Investments performance and the resulting performance factor of 115% included the following accomplishments:

Objective	2012 Assessment
Investment performance/credit quality

—   Investment income exceeded plan in both Canada and the U.S.

—   Credit losses were favourable relative to plan, actuarial best estimates and the general credit market

—   Private fixed income and mortgage asset classes exceeded planned volume levels and returns

—   All investment portfolios were in-line with the established risk limits.

Innovation

—   Contributed to the implementation of our strategy through evaluating opportunities to support the asset management pillar

—   New approach to asset allocation of surplus

—   Established a research team in India to provide support at a lower cost.

Operational/strategic initiatives	— Implemented a risk rating scorecard — Made a major contribution to the sale of the U.S. annuity business — Responded and took action on various third party reviews of the Investments function.

We have not granted any long-term, non-equity incentive compensation (such as cash) to any named executive officer.

Pension benefits

Defined benefit plans

The table below shows the defined benefit pension plan obligations for each named executive officer as at December 31, 2012.

We used the same actuarial methods and assumptions in 2012 that we used to calculate the pension liabilities and annual expenses in our 2012 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

Named executive officer	Number of years credited service	Annual benefits payable ($)		Accrued obligation at start of	Compensatory change ($)	Non- compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65	year ($)
Dean A. Connor	6.3	106,000	310,000	1,619,000	254,000	139,000	2,012,000
Colm J. Freyne	16.9	198,000	355,000	2,458,000	79,000	321,000	2,858,000
Westley V. Thompson	-	-	-	-	-	-	-
Stephen C. Peacher	-	-	-	-	-	-	-
Kevin P. Dougherty	26.2	425,000	573,000	5,325,000	39,000	392,000	5,756,000

Credited service for Mr. Freyne and Mr. Dougherty is higher than their actual years of service with the company. Prior to 2004, new hires were eligible to transfer in the commuted value from their previous employer’s pension plan under a portability option and receive credit for past service. Mr. Freyne and Mr. Dougherty transferred in the commuted value from their previous employer’s pension plans. Mr. Freyne received credit for 7.42 years of service and Mr. Dougherty received credit for 7.91 years of service.

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Annual benefits payable at age 65 are based on the named executive officer’s pensionable earnings up to December 31, 2012.

Accrued obligation is the actuarial value of the projected defined benefit obligations for service up to December 31, 2011 and December 31, 2012. The accrued obligation assumes a named executive officer will receive his target bonus between now and retirement. The difference between the accrued obligation at the start and end of the year is made up of the compensatory and non-compensatory change detailed in the chart.

Compensatory change is the defined benefit service cost for 2012 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in 2012 and the actuarial assumptions used for the year. The valuation assumptions for the plan include a projected salary increase of 3.0% for all participants.

Non-compensatory change represents the change in pension obligation based on non-compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses. The discount rate decreased from 4.5% to 4.2% in the Canadian plans.

Defined contribution plans

The table below shows the defined contribution pension plan values for each named executive officer as at December 31, 2012.

Name executive officer	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
Dean A. Connor	130,217	7,940	159,028
Colm J. Freyne	131,390	7,940	166,700
Westley V. Thompson	565,050	152,518	813,563
Stephen C. Peacher	465,843	213,276	760,357
Kevin P. Dougherty	19,942	7,940	45,071

U.S. plan values have been converted to Canadian dollars using an exchange rate of 1.019 as of January 1, 2012, 0.992 as of December 31, 2012, and the 2012 average rate of 1.000 for amounts other than beginning and ending balances.

Compensatory values

The amounts shown for Mr. Connor, Mr. Freyne and Mr. Dougherty represent our matching contributions to the defined contribution plan.

The amounts shown for Mr. Thompson and Mr. Peacher reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified (Top Hat) plan.

Termination and change of control benefits

Change of control

We have change of control agreements with our named executive officers so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life Financial. This is key to balancing the goals of the business and the interests of shareholders during a transaction.

We define change of control as:

—

a consolidation or merger of Sun Life Financial or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% of the outstanding voting shares of the new entity immediately after the transaction is complete,

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—	the sale of all or substantially all of the assets of Sun Life Financial or Sun Life Assurance to a non-affiliate, or
—	the acquisition by a non-affiliate of more than 20% of the voting shares of Sun Life Financial or Sun Life Assurance.

If all or substantially all of the assets of our U.S. business are sold to a non-affiliate, it constitutes a change of control for Mr. Thompson.

When there is a change of control:

—

RSUs, PSUs, ISUs (pro-rated for Mr. Thompson) and DSUs vest and are paid (either when the executive leaves the organization or on the normal payment date under the terms of the relevant plan, whichever is earlier)

—	the board can choose from a range of alternatives to address outstanding options, including accelerated vesting.

If employment is terminated without cause (double trigger) within three years of the change of control benefits are paid as follows:

—	24 months of annual pay and incentive compensation from the date of termination
—	mid and long-term incentive awards vest and are paid according to the terms of the respective plans
—

most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.

Employee agreements

The table below summarizes our contractual agreements with the named executive officers.

Nature of termination	Who it applies to	Type of arrangement
Termination (without cause)	Dean A. Connor	— Entitled to receive up to 24 months of annual salary.
Termination (without cause)	Stephen C. Peacher

—  Governed by the terms of severance arrangements that apply to all of our U.S. employees above the Vice-President level. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months.

Termination (without cause)	Westley V. Thompson

—  Applicable in the event of termination without cause up to December 31, 2013 or by agreement on December 31, 2013. Following this date, normal severance provisions for U.S. employees will apply.

—  Entitled to receive 24 months of annual base salary plus target annual incentive award

—  Annual incentive for 2013 based on actual business results

—  2011 and 2012 Sun Share grants will vest on termination date and be payable on same basis as for other participants

—  2013 Sun Share grant will vest on a prorated basis and be payable on same basis as other participants

—  Unvested DSUs vest upon termination

—  Options granted prior to 2013 that have vested or become vested can be exercised up to 12 months from termination date

—  Unvested pension value paid upon termination

—  Outplacement counselling with a maximum value of $40,000

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Benefits on termination and change of control

The table below summarizes how we treat the components of our executive compensation program under different termination scenarios. For our named executive officers, termination for cause results in the forfeiture of outstanding unvested share units and options.

Incremental entitlements on other termination scenarios
Compensation element		Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Salary		— salary ends	— salary ends unless otherwise stated in employment agreement	— salary ends	— 24 months of salary
Annual incentive award		— award forfeited	— award forfeited	— receive pro-rated award calculated from January 1 to retirement date

—  receive prorated award calculated from January 1 to the date of termination (assumes target performance)

—  24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher

Mid and long-term incentives	Sun Shares, PSUs and ISUs	— unvested awards forfeited

—  receive pro-rated portion of Sun Shares for active employment during performance period

—  paid immediately

—  valued using performance factor that includes any variables known at the time of termination

—  ISUs for Mr. Thompson are forfeited

				— fully vest and paid at normal payment date — valued using actual performance factor	— unvested awards vest — valued using target performance factor (pro-rated for Mr. Thompson’s ISUs)
	RSUs	— unvested awards forfeited	— receive pro-rated portion of RSUs for active employment during period from award date — paid immediately	— fully vest and paid at normal payment date	— unvested awards vest
	Options	— 60 days to exercise vested options — unvested awards forfeited	— 60 days to exercise vested options — unvested awards forfeited	— up to 36 months to exercise vested options and options that become vested during that period	— accelerated vesting of all options and up to 36 months to exercise vested options
DSUs		— vested awards are paid with timing at the executive’s election — unvested awards forfeited	— vested awards are paid with timing at the executive’s election — unvested awards forfeited	— vested awards are paid with timing at the executive’s election — unvested awards are forfeited	— vested awards are paid with timing at the executive’s election — unvested awards vest

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Incremental entitlements on other termination scenarios
Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Estimated pension	— estimated lump-sum value of accrued pension — unvested value forfeited	— estimated lump-sum value of accrued pension — unvested value forfeited	— estimated lump-sum value of accrued pension — unvested value forfeited	— estimated lump-sum value of accrued pension including change of control severance period under the defined benefit plans — unvested value vests
Estimated perquisites	— perquisites end	— perquisites end	— perquisites end	— perquisites continue until 24 months after termination or re-employment, whichever is earlier — outplacement counselling services (maximum $40,000)

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, which include:

—	Be at least 55 years old and have 10 years of continuous service
—	Provide at least three months notice, except in the event of involuntary termination (not for cause)
—	Agree not to compete with Sun Life Financial or solicit any of our employees or customers for 12 months.

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The table below shows the estimated value of the incremental payments the named executive officers would receive in each of the situations listed above, assuming a termination date of December 31, 2012. In the table:

—	termination (without cause) represents only contractually agreed upon severance amounts
—	change of control assumes double trigger (change of control and termination without cause)
—	cash includes salary and annual incentives
—	vested and unvested awards include awards under the mid and long-term incentive plans.

		Estimated existing payments on resignation	Estimated incremental value on termination, retirement or change of control as of December 31, 2012
Named executive officer	Compensation component		Termination (without cause)	Retirement	Change of control
Dean A. Connor	Cash:	-	1,900,000	-	5,462,500
President and	Vested awards:	681,314	-	-	-
Chief Executive Officer	Unvested awards:	-	2,187,072	-	6,619,002
	Pension:	1,322,028	-	-	1,083,000
	Perquisites:	-	-	-	106,200
	Unvested DSUs	-	-	-	797,350
	Total:	2,003,342	4,087,072	-	14,068,052
	Vested DSUs	432,226	-	-	-
Colm J. Freyne	Cash:	-	-	-	2,111,500
Executive Vice-President and	Vested awards:	140,965	-	-	-
Chief Financial Officer	Unvested awards:	-	961,717	-	2,274,305
	Pension:	2,107,700	-	-	374,000
	Perquisites:	-	-	-	86,200
	Total:	2,248,665	961,717	-	4,846,005
	Vested DSUs:	779,457	-	-	-
Westley V. Thompson	Cash:	-	3,175,000	-	3,215,733
President, SLF U.S.	Vested awards:	432,192	-	-	-
	Unvested awards:	-	4,598,950	-	6,138,105
	Pension:	211,797	601,766	-	601,766
	Perquisites:	-	40,000	-	77,200
	Unvested DSUs:	-	1,742,317	-	1,742,317
	Total:	643,989	10,158,033	-	11,775,121
Stephen C. Peacher	Cash:	-	515,000	-	4,911,220
Executive Vice-President and	Vested awards:	-	-	-	-
Chief Investment Officer	Unvested awards:	-	1,486,210	-	3,171,616
	Pension:	97,674	-	-	662,683
	Perquisites:	-	-	-	77,200
	Total:	97,674	2,001,210	-	8,882,719
	Vested DSUs:	586,283	-	-	-
Kevin P. Dougherty	Cash:	-	-	468,000	2,574,000
President, SLF Canada, and	Vested awards:	657,821	-	-	-
President, SLGI	Unvested awards:	-	1,409,771	3,315,953	3,315,953
	Pension:	4,489,071	-	-	406,000
	Perquisites:	-	-	-	86,200
	Total:	5,146,892	1,409,771	3,783,953	6,382,153
	Vested DSUs	375,331	-	-	-

Mr. Dougherty qualifies as a retiree because of his age and years of service. This has the following effects:

—	the cash amount under Retirement represents an AIP award at target
—	unvested Sun Shares and PSUs would fully vest, be valued using the actual performance factor (valued at target above) and be paid at the normal payment date.

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Aggregate compensation for Material Risk Executives

As required under the FSB’s Implementation Standard 15, we have defined executives who have a material impact on our risk exposure as Material Risk Executives (MREs). We have 18 MREs, including members of our Executive Team and other select executives who lead corporate functions. The table below shows the total compensation granted, paid or outstanding for our MREs as of and for the year ending December 31, 2012. Any compensation paid in U.S. dollars has been converted to Canadian dollars using the average annual exchange rate of C$1.000 for 2012.

Annual fixed and variable compensation
		Annual incentives		Share-based incentives
			Deferred (DSUs)			Outstanding		Sign on payments	Severance payments
Compensation element	Salary	Cash		Granted	Paid	Vested	Unvested
Aggregate value ($M)	7.5	8.3	1.7	18.5	2.9	8.0	39.0	1.9	2.0

Cash incentives for 2012 did not include any guaranteed payments.

Share-based incentives include the value of share units and option awards and any additional units credited as dividends on share units.

—	Granted represents the value at grant in 2012, including the value of any share-based awards granted upon hire
—	Paid represents the incremental value received in 2012 when options were exercised and value at vesting, including performance adjustments for PSUs and ISUs.
—

Outstanding share-based incentives represents the in-the-money value of options and the market value of share unit awards using a share price of $26.37 (the closing price of our common shares on the TSX on December 31, 2012) for vested and unvested options and share units as at December 31, 2012.

Sign on payments represent cash, option and share unit commitments made upon hire to replace amounts any of the MREs forfeited from previous employers.

Severance payments represent the value of benefits received on termination.

The table below shows the change in value of outstanding MRE deferred compensation during 2012 based on explicit, implicit and other adjustments as outlined in the guidelines issued by the Basel Committee on Banking Supervision.

		Change in value during 2012
	Aggregate value of deferred compensation at January 1, 2012 ($M)	Explicit adjustments ($M)	Implicit adjustments ($M)	Other adjustments ($M)	Aggregate value of deferred compensation at December 31, 2012 ($M)
Total	20.6	-4.9	23.6	8.2	47.5
Percentage change		-24%	115%	40%	131%

Aggregate value at January 1, 2012 reflects the value of outstanding share units and options before adjustments.

Explicit adjustments reflect the impact of the 15% performance factor applied to the 2009 PSU awards that vested in early 2012. This would also include clawbacks if applicable, but none were applied in 2012.

Implicit adjustments reflect the impact of changes in share price and accumulated dividends.

Other adjustments reflect the net impact of the redemption of vested share units, the grant of new share units, and option exercises during 2012.

Aggregate value at December 31, 2012 reflects the impact of explicit, implicit and other adjustments during 2012 on the value of outstanding share units and options.

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Securities authorized for issue under equity compensation plans

The table below shows the common shares to be issued under the option plan as at December 31, 2012. It also shows the number of common shares available for issue under the option plan which was approved by our common shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	13,216,108	$31.10	5,840,640

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Other information

Loans to directors and executives

The table below shows the total loans outstanding to our current and former executive officers, directors and employees, including our subsidiaries, as at February 28, 2013. None of these loans were used to buy securities of Sun Life Financial. We do not grant personal loans to our directors or executive officers.

		Total outstanding loans
Purpose	To Sun Life Financial or our subsidiaries ($)	To another entity ($)
Securities purchases	-	-
Other	$3,594,984	-

Directors and officers liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of Sun Life Financial and our subsidiaries in circumstances where the company cannot provide indemnification.

The current policy runs from November 1, 2012 to October 31, 2013 with coverage of $210 million. We pay a premium of approximately $2.1 million and there is no deductible.

For more information

You can find recent financial information about Sun Life Financial in our consolidated financial statements and MD&A for the year ended December 31, 2012. These and other documents are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov/edgar).

You may also request a copy of our most recent consolidated financial statements and MD&A from our Corporate Secretary.

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Schedule A

Charter of the Board of Directors

This Charter sets out:

1.	The duties and responsibilities of the Board of Directors (the “Board”);

2.	The position description for Directors;

3.	The position description for the Chairman of the Board (the “Chairman”);

4.	The position description for Chairs of Board Committees; and

5.	The corporate governance practices and policies that apply to the Board.

Mission

The mission of the Board is to be a strategic asset of the organization measured by the effective execution of its overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.

Membership

The by-laws provide for the Board to have a minimum of eight and a maximum of 20 Directors. Each Director shall possess the attributes set out in the Position Description for Directors. In addition, a majority of the Directors must meet the independence requirements set out in the Director Independence Policy.

Structure and Operations

A schedule of regular Board and Committee meetings will be circulated to the Directors and agreed upon by the Governance, Nomination & Investment Committee prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the Directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours’ notice.

A quorum at any meeting of the Board shall be a majority of Directors and meetings must be constituted so that the resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each regularly scheduled meeting of the Board, the independent Directors will meet privately.

On an annual basis, the Board will review this Charter and its Forward Agenda and approve changes as necessary. This Charter will be posted on the Corporation’s website. The Board will review its effectiveness on an annual basis.

1.   Duties and Responsibilities of the Board

The Board is responsible for supervising the management of the business and affairs of the Corporation. The Board performs the following overall stewardship responsibilities either directly or through its Committees. The Board has clearly outlined matters that require Board approval and those that have been delegated to management.

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Board

—	Planning Board and Committee size and composition, establishing Board Committees, determining Director compensation and evaluating and selecting candidates for election at each annual meeting.

—	Maintaining a formal orientation program for new Directors and ongoing education programs for all Directors.

—	Establishing corporate governance practices and policies.

—

Assessing its effectiveness, the effectiveness of its Committees, the effectiveness of the Chairman, the effectiveness of Committee Chairs, and the effectiveness of individual Directors on an annual basis.

Senior Management

—	Selecting, evaluating and, if necessary, replacing the President and Chief Executive Officer and other members of senior management, including the Appointed Actuary.

—	Delegating to management powers to manage the Corporation.

—	Overseeing succession planning for senior management positions.

—	Approving the compensation of senior management.

—	Advising and counselling the President and Chief Executive Officer.

—	Reviewing and approving the organizational structure on an annual basis.

Ethics and Integrity

—	Setting an ethical tone for the Corporation.

—	Satisfying itself that senior management is sustaining a culture of integrity throughout the organization.

—	Approving amendments to the Sun Life Financial Code of Business Conduct.

—

Complying with and reviewing employee compliance with the Sun Life Financial Code of Business Conduct and promptly disclosing any waivers of the Sun Life Financial Code of Business Conduct for Directors or senior management.

Strategy

—	Approving the Corporation’s vision and mission statements.

—	Reviewing the effectiveness of the strategic planning process.

—	Approving business objectives and strategic, capital and financial plans on an annual basis.

—	Monitoring corporate performance against these statements, objectives and plans on an ongoing basis.

Risk Management, Capital Management and Internal Control

—	At least on an annual basis, approving policies and procedures for the management and control of risk and capital, and regularly reviewing compliance with those policies and procedures.

—	Reviewing the internal control and management information systems that provide reasonable assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets.

—	Reviewing compliance with legislative and regulatory requirements.

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Material Transactions

—	Reviewing and approving material investments and transactions.

Financial Reporting

—	Reviewing and approving the annual and interim financial statements.

—	Reviewing and approving the annual and interim Management’s Discussion and Analysis.

Communication and Disclosure

—	Overseeing the reporting of financial results to shareholders and other stakeholders on a timely basis.

—	Reviewing and, when appropriate, approving policies with regard to public disclosure, confidentiality of information and securities trading.

—	Enabling shareholders to provide feedback to the independent Directors.

Other

—	Engaging any special advisors it deems necessary to provide independent advice at the expense of the Corporation.

—	Performing such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.

2.   Position Description for Directors

The Board is responsible for managing or supervising the management of the business and affairs of the Corporation. Each Director participates in fulfilling the Board’s stewardship role by acting honestly and in good faith with a view to the best interests of the Corporation (fiduciary duty) and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care).

Duties and Responsibilities

Principal duties and responsibilities of each Director include:

—	Acting in the highest ethical manner and with integrity in all personal, business and professional dealings.

—	Confirming compliance with the Sun Life Financial Code of Business Conduct on an annual basis and maintaining the confidentiality of corporate information and Board deliberations.

—	Understanding the Sun Life Financial vision and strategic objectives.

—	Becoming knowledgeable of Sun Life Financial’s businesses and the financial services sectors in which it operates within a reasonable time of joining the Board.

—	Understanding the Corporation’s current corporate governance policies and practices, and the Charters of the Board and of each Committee on which he or she serves.

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—	Preparing thoroughly for each Board and Committee meeting by reviewing the materials sent to Directors in advance of meetings.

—	Attending Board and Committee meetings, and actively participating in deliberations and decisions in an objective manner that demonstrates independence from management.

—	Informing himself or herself of significant matters dealt with at meetings not attended.

—	Maintaining agreed upon levels of share ownership in the Corporation.

Director Attributes

The Board believes that each Director should exhibit the following characteristics while executing his or her duties:

—	Integrity

—	Accountability

—	Independent and informed judgment

—	Commitment

—	Knowledge of business issues and financial matters

—	Ability to communicate openly and work effectively with fellow Directors and management

In addition, certain regulatory criteria apply to Directors related to independence, financial, compensation and risk management literacy, and assessment of suitability and integrity.

The Director Independence Policy outlines the Board’s approach to determining Director independence.

In the Board’s judgment, a member of the Audit & Conduct Review Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management or the external auditor of the Corporation that the member requires, the member is able to read and understand the consolidated financial statements of the Corporation to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.

The Assessment of Responsible Persons Policy outlines how the Chairman undertakes independent assessments of the suitability and integrity of current and prospective Directors.

3.   Position Description for the Chairman

The independent Directors will select from among their number a Director immediately following each annual meeting who will serve as the Chairman and assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chairman also manages the affairs of the Board so as to assist the Directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the Board as a whole. The Chairman is a regular attendee at meetings of Board Committees.

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Duties and Responsibilities

The principal duties and responsibilities of the Chairman include:

—	Ensuring that the respective responsibilities of the Board and those of management are well understood, and that the boundaries between Board and management responsibilities are respected.

—	Communicating the expectations of the independent Directors to management.

—

In conjunction with the Chairman of the Governance, Nomination & Investment Committee, regularly evaluating, and in appropriate circumstances proposing enhancements to, the governance structure and procedures.

—

Assessing the sufficiency of the resources available to the Board and its Committees, including the scope, timeliness and relevance of available information. The Chairman is responsible, in consultation with the other members of the Governance, Nomination & Investment Committee, for ensuring that the independent Directors are appropriately compensated in their capacities as Directors of the Corporation.

—

In conjunction with the President and Chief Executive Officer, setting the Board agenda, chairing the Board meetings and ensuring that there is adequate time at Board meetings for discussion of relevant issues. The Chairman also sets the agenda for the independent Directors’ private session that occurs during each regular Board meeting.

—

In conjunction with the Chairman of the Governance, Nomination & Investment Committee, setting the Governance, Nomination & Investment Committee agenda. The Chairman also reviews all other Committee agendas in advance of regular Committee meetings.

—

In conjunction with the President and Chief Executive Officer, setting the agenda for the annual meeting and any special meetings of shareholders or voting policyholders and acts as the chair of those meetings.

—

In conjunction with the Governance, Nomination & Investment Committee, conducting a formal survey of the independent Directors on a regular basis to assess the effectiveness of the Board and its Committees.

—

In conjunction with the Governance, Nomination & Investment Committee, evaluating the performance of individual independent Directors and the Chairs of each Committee as part of an annual peer review process. The Chairman meets individually with each independent Director at least annually to discuss individual performance.

—

With the Chair of the Management Resources Committee, annually evaluating the performance of the President and Chief Executive Officer and reporting on the evaluation to the independent Directors. The Chairman is also responsible for ensuring, in conjunction with the President and Chief Executive Officer, that appropriate human resource management practices (including succession, development and compensation plans) are in place for senior management.

—

In conjunction with the Governance, Nomination & Investment Committee, determining the competencies, skills and qualities required or best suited from time to time to complement the diversity of the current Board composition and identifying prospective Board candidates. The Chairman is responsible for approaching and interviewing prospective candidates, and for recommending prospective Directors to the Governance, Nomination & Investment Committee for its review and subsequent recommendation to the Board.

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—

Reviewing, with the Chairman of the Governance, Nomination & Investment Committee, the membership of each Board Committee and the selection and rotation of the Committee Chairs, and making recommendations to the Governance, Nomination & Investment Committee for its review and recommendation to the Board.

—	Overseeing the orientation and training program for new Directors and the ongoing education program for all Directors.

—	Engaging, at the expense of the Corporation, outside advisors for the independent Directors, the Board or Board Committees, as required.

—

Communicating from time to time with shareholders, representatives of the Corporation’s regulators and rating agencies, and with corporate governance-focused councils, coalitions and similar bodies, to discuss governance-related matters. In exceptional circumstances, where it is inappropriate for the President and Chief Executive Officer to communicate, or otherwise after prior consultation with the President and Chief Executive Officer, it may be necessary for the Chairman to communicate with the media about the affairs of the Corporation. These circumstances would normally be limited to Board matters or matters relating to the President and Chief Executive Officer (for example, compensation or succession). The Chairman will report on all such communications to the Board at its next regular meeting unless timelier reporting is advisable.

4.   Position Description for Committee Chairs

The Chair of a Board Committee is responsible for providing leadership to enhance effective and independent functioning of the Committee in order that the Committee may fulfil its duties and responsibilities as outlined in the Committee Charter.

Duties and Responsibilities

The principal duties and responsibilities of each Committee Chair include:

—

Reviewing and approving the agenda for each meeting of the Committee. The Committee Chair may consult or meet with the Chairman, other Committee Chairs, members of management or other advisors as part of the agenda and meeting preparation process. This agenda setting process includes determining the appropriate treatment of significant matters that may have ramifications involving more than one Committee.

—	Chairing Committee meetings, ensuring that there is adequate time at Committee meetings for discussion of relevant issues and for the Committee members to meet privately.

—	Reporting to the Board on the Committee’s activities following each meeting and presenting recommendations to the Board on matters that require Board approval.

—

In conjunction with the Management Resources Committee, providing recommendations to the Board on the appointment, reassignment, replacement and dismissal of Control Function leaders who report to the Committee, and annually providing input on the performance assessment and compensation awarded to those individuals.

—	Leading an annual review of the adequacy of the Committee Charter.

—	Leading an annual evaluation of the effectiveness of the Committee.

Committee Chairs are appointed annually. Generally, a Director will serve as a Committee Chair for a five year period.

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5.   Corporate Governance Policies and Practices

Director Election and Tenure

Prior to each annual meeting of the shareholders, the Governance, Nomination & Investment Committee will review the candidacy of each nominee and confirm to the Board that each nominee meets the expectations outlined in the Position Description for Directors and satisfies the criteria for Board membership. In addition, the Governance, Nomination & Investment Committee will report on the independence of each nominee as defined in the Director Independence Policy.

Each Director will be elected for a one-year term at each annual meeting. Subject to the remainder of this section, a Director may stand for re-election at the end of each one-year term until the twelfth annual meeting after his or her initial election or appointment to the Board, at which time he or she will retire.

The independent Directors, on the recommendation of the Governance, Nomination & Investment Committee, may waive the retirement requirement to enable a Director to stand for re-election for up to three additional one-year terms (i.e., until the fifteenth annual meeting after his or her initial election or appointment) if they unanimously determine that it is in the best interests of the Corporation to do so. Thereafter, the requirement to retire may be waived on an annual basis if the independent Directors, with the advice of the Governance, Nomination & Investment Committee, determine that it is in the best interests of the Corporation to do so.

A Director who is a member of management must resign from the Board when he or she leaves active employment with the Corporation or its affiliates.

Majority Voting

In elections where only the nominees recommended by the Board stand for election, a Director who receives more “withheld” votes than “for” votes for his or her election must tender a written offer to resign to the Chairman of the Governance, Nomination & Investment Committee of Sun Life Financial Inc. in the case of an election by shareholders, or to the Chairman of the Governance, Nomination & Investment Committee of Sun Life Assurance Company of Canada in the case of an election by voting policyholders, for acceptance or rejection by the Board of the applicable company. Within 90 days of the annual meeting the Board will decide whether to accept or reject the Director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations. Any Director who tenders his or her resignation will not participate in the consideration by the Board of the resignation offer.

Access to Management

Each Director shall have access to management, as necessary, to carry out his or her responsibilities.

Attendance at Board and Committee Meetings

The Governance, Nomination & Investment Committee reviews the attendance of Directors each year as part of the nomination process for Director elections. Any Director who does not, in two consecutive years, attend at least 75% of the regularly scheduled meetings of the Board and the Board Committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance, Nomination & Investment Committee for acceptance or rejection by the Board.

MANAGEMENT INFORMATION CIRCULAR 2013

Change of Occupation

Directors whose principal employment or other business or professional circumstances change materially from that which they held when elected to the Board (including retirement from their principal employment) must notify the Chairman of the Governance, Nomination & Investment Committee in accordance with the Director Independence Policy and tender a written offer to resign for acceptance or rejection by the Board. The Board is not of the view that Directors in such circumstances must always leave the Board, however, an opportunity should be given to the Board to review the continued appropriateness of Board membership under the revised circumstances.

Public Company Directorships

Directors who hold a full-time executive position should generally hold only one other public company directorship and Directors who are not employed full-time should generally hold no more than three other public company directorships that take up a significant amount of time.

Directors’ Remuneration and Share Ownership

The remuneration of Directors is reviewed on an annual basis to ensure that Directors are adequately and competitively compensated.

It is the policy of the Board that each Director will own or have invested a value of not less than $600,000 in common shares or deferred share units of the Corporation by June 30, 2015 or by the fifth anniversary of the Director’s appointment to the Board, whichever is later.

If the value of common shares changes significantly and a Director no longer meets the share ownership guideline, the Board will give consideration to allowing the Director a period of time to bring the value of his or her holdings back to the guideline level.

Orientation of New Directors

The Corporation provides an orientation program for new Directors which consists of a strategic overview session with the President and Chief Executive Officer, site visits with Business Group and Corporate function leaders, and a review of a wide range of written materials, including those that outline the organization of the Board and its Committees, the powers and duties of Directors, the required standards of performance for Directors, the Sun Life Financial Code of Business Conduct, this Charter, and the financial statements of the Corporation.

Private meetings with members of management will be arranged as requested by a Director.

Continuing Education for Directors

The Corporation provides ongoing business and education sessions for Directors to enhance their knowledge of the organization, its businesses and key executives, and to address ongoing and emerging issues in the functional areas of Board oversight. Directors may participate in outside professional development programs approved by the Chairman, at the expense of the Corporation.

MANAGEMENT INFORMATION CIRCULAR 2013

Interaction with the Media

The Board believes that it is the responsibility of management, rather than Directors, to speak on behalf of the Corporation. From time to time, Directors may be requested by the media, or by institutional investors, shareholders, customers or policyholders, to discuss certain issues on behalf of the Corporation. Any Director to whom such a request is made should review the request with the Chairman and the President and Chief Executive Officer before responding.

Shareholder Engagement

The Board believes it is important to have constructive engagement with the Corporation’s shareholders to allow shareholders to express their views on governance matters.

At each annual meeting shareholders will be asked to consider a non-binding advisory resolution on the executive compensation disclosure in the Corporation’s information circular prepared for the annual meeting.

The results of the advisory vote will be published and if a significant number of shareholders oppose the resolution, the Board will consult shareholders to understand their concerns. The Board will review the Corporation’s approach to compensation in the context of those concerns.

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MIC-01-2013

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